Exhibit 99.2

IAMGOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

GENERAL PROXY INFORMATION

Solicitation of Proxies

The information contained in this management information circular (“Circular”) is furnished in connection with the solicitation of proxies to be used at the annual meeting (the “Meeting”) of the shareholders of IAMGOLD Corporation (the “Corporation”), to be held at Toronto, Ontario, on Wednesday, May 19, 2010, at 4:00 p.m. (Toronto time), for the purposes set out in the accompanying notice of the Meeting (the “Notice of Meeting”).

It is expected that the solicitation of proxies for the Meeting will be made primarily by mail, however, directors, officers and employees of the Corporation may also solicit proxies by telephone, telecopier or in person in respect of the Meeting. Georgeson Shareholder Communications Canada Inc. (“Georgeson”) will be acting for the Company to solicit proxies for the Meeting, for a fee of up to $25,000. This solicitation of proxies for the Meeting is being made by or on behalf of the directors and management of the Corporation and the Corporation will bear the costs of this solicitation of proxies for the Meeting. In addition, the Corporation will reimburse brokers and nominees for their reasonable expenses in forwarding proxies and accompanying materials to beneficial owners of the common shares of the Corporation (the “Common Shares”).

Voting by Proxies

Enclosed with this Circular is a form of proxy. The persons named in the enclosed form of proxy are officers and/or directors of the Corporation. A shareholder of the Corporation may appoint a person (who need not be a shareholder of the Corporation) other than the persons already named in the enclosed form of proxy to represent such shareholder of the Corporation at the Meeting by striking out the printed names of such persons and inserting the name of such other person in the blank space provided therein for that purpose. In order to be valid, a proxy must be received by Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, no later than 5:00 p.m. (Toronto time) on May 17, 2010 or, in the event of an adjournment or postponement of the Meeting, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the adjourned or postponed Meeting.

As noted in the notice of meeting accompanying this Circular, shareholders may also elect to vote electronically in respect of any matter to be acted upon at the Meeting. Votes cast electronically are in all respects equivalent to, and will be treated in the exact same manner as, votes cast via a paper form of proxy. To vote electronically, interested shareholders are asked to go to the website shown on the form of proxy and follow the instructions on the screen. Please note that each shareholder exercising the electronic voting option will need to refer to the control number indicated on their proxy form to identify themselves in the electronic voting system. Shareholders should also refer to the instructions on the proxy form for information regarding the deadline for voting shares electronically. If a shareholder votes electronically they are asked not to return the paper form of proxy by mail.

In order to be effective, a form of proxy must be executed by a shareholder exactly as his or her name appears on the register of shareholders of the Corporation. Additional execution instructions are set out in the notes to the form of proxy. The proxy must also be dated where indicated. If the date is not completed, the proxy will be deemed to be dated on the day on which it was mailed to shareholders.

The management representatives designated in the enclosed form of proxy will vote the Common Shares in respect of which they are appointed proxy in accordance with the instructions of the shareholder as indicated on the proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. In the absence of such direction, such Common Shares will be voted by the management representatives named in such form of proxy in favour of each of the matters referred to in the Notice of Meeting and will be voted by such representatives on all other matters which may come before the Meeting in their discretion.

The enclosed form of proxy, when properly signed, confers discretionary voting authority on those persons designated therein with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Circular, management of the Corporation does not know of any such amendments, variations or other matters. However, if such amendments, variations or other matters which are not now known to management of the Corporation should properly come before the Meeting, the persons named in the enclosed form of proxy will be authorized to vote the Common Shares represented thereby in their discretion.

Non-Registered Shareholders

Only registered shareholders of the Corporation, or the persons they appoint as their proxies, are entitled to attend and vote at the Meeting. However, in many cases, Common Shares beneficially owned by a person (a “Non-Registered Shareholder”) are registered either:

(a)

in the name of an intermediary (an “Intermediary”) with whom the Non-Registered Shareholder deals in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers, trustees or administrators of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan and similar plans); or

(b)	in the name of a clearing agency (such as The Canadian Depository for Securities Limited, in Canada, and the Depositary Trust Company, in the United States) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Circular and its form of proxy (collectively the “Meeting Materials”) to the Intermediaries and clearing agencies for onward distribution to Non-Registered Shareholders. Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless the Non-Registered Shareholders have waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(c)

be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(d)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Common Shares they beneficially own. Should a Non-Registered Shareholder who receives either a voting instruction form or a form of proxy wish to attend the Meeting and vote in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the names of the persons named in the form of proxy and insert the Non-Registered Shareholder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the directions indicated on the form. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediaries and their service companies, including those regarding when and where the voting instruction form or the proxy is to be delivered.

Revocation of Proxies

A registered shareholder of the Corporation who has submitted a proxy may revoke it by: (a) depositing an instrument in writing signed by the registered shareholder or by an attorney authorized in writing or, if the registered shareholder is a corporation, by a duly authorized officer or attorney, either (i) at the registered office of the Corporation (401 Bay Street, Suite 3200, PO Box 153, Toronto, Ontario, M5H 2Y4) at any time up to and including the last business day preceding the day of the Meeting, or (ii) with the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting; (b) transmitting, by telephonic or electronic means, a revocation that complies with (i) or (ii) above and that is signed by electronic signature provided that the means of electronic signature permit a reliable determination that the document was created or communicated by or on behalf of the registered shareholder or the attorney, as the case may be; or (c) in any other manner permitted by law.

A Non-Registered Shareholder who has submitted a proxy may revoke it by contacting the Intermediary through which the Non-Registered Shareholder’s Common Shares are held and following the instructions of the Intermediary respecting the revocation of proxies.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Description of Share Capital and Quorum

The Corporation is authorized to issue an unlimited number of Common Shares. Each Common Share entitles the holder of record thereof to notice of and one vote at all meetings of the shareholders of the Corporation. As at the close of business on April 13, 2010, there were 370,975,736 Common Shares outstanding. The presence of two persons entitled to vote at the Meeting, either as shareholders or proxyholders, and holding or representing more than ten per cent of the Common Shares entitled to be voted thereat will constitute a quorum for the Meeting.

Record Date

The directors of the Corporation have fixed April 13, 2010 as the record date for the determination of the holders of Common Shares entitled to receive notice of the Meeting. Holders of Common Shares of the Corporation of record at the close of business on April 13, 2010 will be entitled to vote at the Meeting and at all adjournments or postponements thereof.

Ownership of Securities of the Corporation

As at April 13th, 2010, to the knowledge of the directors and officers of the Corporation, other than BlackRock, Inc. (which held, as at December 31, 2009, 56,565,138 Common Shares or 15.25% of the Common Shares outstanding as at April 13th, 2010), no person or company beneficially owned, directly or indirectly, or exercised control or direction over, more than ten per cent of the votes attached to all of the Common Shares then outstanding.

BUSINESS OF THE MEETING

Election of Directors

The shareholders of the Corporation will be asked to elect 9 directors of the Corporation as directors for the ensuing year. Each director so elected will hold office until the close of the next annual meeting of the shareholders of the Corporation, unless his office is earlier vacated or until his successor is appointed or elected. The persons named in the enclosed form of proxy intend to vote for the election of each of the nominees whose names are set forth below, unless the shareholder of the Corporation who has given such proxy has directed that the Common Shares represented by such proxy be withheld from voting in respect of the election of a director of the Corporation. Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director of the Corporation for the ensuing year, however, if that should occur for any reason at or prior to the Meeting or any adjournment or postponement thereof, the persons named in the enclosed form of proxy have the right to vote the proxy for the election of the remaining nominees and may vote in their discretion for the election of any person or persons in place of any nominees unable to serve.

The following table sets forth the name, the municipality of residence and the principal occupation or employment of each nominee for election as director of the Corporation, the year such nominee first became a director of the Corporation and the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by each nominee for election as a director of the Corporation. Information as to the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the nominees for election as directors of the Corporation is, in each case, based upon information furnished by the respective nominee on the System for Electronic Disclosure by Insiders (“SEDI”), at www.sedi.ca, and information available to the Corporation as at April 13th, 2010.

Name and Municipality of Residence	Principal Occupation or Employment	Year First Became a Director of the Corporation	Number of Common Shares Beneficially Owned Directly Or Indirectly or Over Which Control or Direction is Exercised		Ownership Target Met* Yes/No
WILLIAM D. PUGLIESE Aurora, Ontario, Canada	Chairman of the Corporation	1990	5,130,628	(5)	Yes

DEREK BULLOCK(3) Bobcaygeon, Ontario, Canada	Mining Consultant	1994	20,500	(6)	Yes

JOHN E. CALDWELL(1, 3) Toronto, Ontario, Canada	President and Chief Executive Officer of SMTC Corporation Limited (electronics manufacturing service provider)	2006	7,720	(7)	Yes

DONALD K. CHARTER(1, 2, 3) Toronto, Ontario, Canada	Corporate Director	1994	108,800	(8)	Yes

W. ROBERT DENGLER(2, 4) Aurora, Ontario, Canada	Director of the Corporation	2005	10,000	(9)	Yes

GUY G. DUFRESNE(4) Boucherville, Québec, Canada	Director of the Corporation	2006	36,200	(10)	Yes

PETER C. JONES Toronto, Ontario, Canada	Management Consultant. Currently Director, Interim President and CEO of the Corporation	2006	7,720	(11)	Yes

MAHENDRA NAIK(1, 2) Markham, Ontario, Canada	Chief Financial Officer, Fundeco Inc. (Private Investment Company, Chartered Accountant)	2000	482,500	(12)	Yes

JOHN T. SHAW (4) Sydney, Australia	Director of the Corporation	2006	11,023	(13)	Yes

(1)	Member of the Audit and Finance Committee of the board of directors of the Corporation.
(2)	Member of the Human Resources and Compensation Committee of the board of directors of the Corporation.
(3)	Member of the Nominating and Corporate Governance Committee of the board of directors of the Corporation.
(4)	Member of the Environmental, Health and Safety Committee of the board of directors of the Corporation.
(5)	Mr. Pugliese also holds options to purchase 50,000 Common Shares pursuant to the share option plan comprising part of the share incentive plan of the Corporation.
(6)	Mr. Bullock also holds options to purchase 7,500 Common Shares pursuant to the share option plan comprising part of the share incentive plan of the Corporation.
(7)	Mr. Caldwell also holds options to purchase 50,000 Common Shares pursuant to the share option plan comprising part of the share incentive plan of the Corporation.
(8)	Mr. Charter also holds options to purchase 32,000 Common Shares pursuant to the share option plan comprising part of the share incentive plan of the Corporation.
(9)	Mr. Dengler also holds options to purchase 0 Common Shares pursuant to the share option plan comprising part of the share incentive plan of the Corporation.
(10)	Mr. Dufresne also holds options to purchase 50,000 Common Shares pursuant to the share option plan comprising part of the share incentive plan of the Corporation.
(11)	Mr. Jones also holds options to purchase 50,000 Common Shares pursuant to the share option plan comprising part of the share incentive plan of the Corporation.
(12)	Mr. Naik also holds options to purchase 50,000 Common Shares pursuant to the share option plan comprising part of the share incentive plan of the Corporation.
(13)	Mr. Shaw also holds options to purchase 0 Common Shares pursuant to the share option plan comprising part of the share incentive plan of the Corporation.

*	A director must hold a minimum of 5,000 Common Shares within three years of becoming a director and maintain a minimum of 5,000 Common Shares throughout the director’s tenure.

Further information about the nominees for election as directors of the Corporation may be found in the most recent Annual Information Form of the Corporation filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”), at www.sedar.com, and incorporated in the most recent Form 40-F of the Corporation filed in the United States on the system for Electronic Data-Gathering, Analysis and Retrieval (“EDGAR”), at www.sec.gov/edgar.shtml. A copy of the Annual Information Form is available, free of charge, to any shareholder upon request to the Secretary of the Corporation.

Biographies of each of the director nominees are set out in Appendix “A” to this Circular. In respect of the election of directors, the Corporation has adopted a majority voting policy that is described in the Corporation’s Statement of Corporate Governance Practices found later in this Circular.

Appointment of Auditors

Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation until the close of the next annual meeting of shareholders or until its successor is appointed and to authorize the directors to fix their remuneration. KPMG LLP has been the auditor of the Corporation since June 18, 1998. In order to be effective, the resolution with respect to the appointment of the auditors of the Corporation requires the approval of more than 50 per cent of the votes cast in respect of such resolution.

The aggregate fees billed by KPMG LLP in each of the last two financial years of the Corporation are as follows:

	2009	2008
Audit Fees(1)	1,416,000	1,462,000
Audit-Related Fees(2)	207,000	8,200
Tax Fees(3)	107,000	60,700
Total	1,730,000	1,539,000

(1)	“Audit Fees” include the aggregate professional fees paid to KPMG LLP for the audit of the annual consolidated financial statements and other regulatory audits and filings.
(2)	“Audit-Related Fees” include the aggregate fees paid to KPMG LLP, for the provision of technical, accounting and financial reporting advice services.
(3)	“Tax Fees” include the aggregate fees paid to KPMG LLP for the provision of corporate tax compliance, tax planning and other tax related services.

Advisory Vote on the Corporation’s Statement of Executive Compensation

The Board has, this year, adopted a shareholder advisory vote on the Corporation’s approach to executive compensation, as disclosed in the following Statement of Executive Compensation. As a formal opportunity to provide their views on the disclosed objectives of the Corporation’s pay for performance compensation model, shareholders are asked to review and vote on the following resolution:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board, that the shareholders accept the approach to executive compensation disclosed in the Circular.

The Human Resources and Compensation Committee (the “HRCC”), and the Board, will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions, all of which are to be consistent with its pay for performance compensation model (see the Statement of Executive Compensation for details regarding the compensation philosophy and guidelines of the Board and the metrics and process used to assess performance as well as whether any compensation consultant was retained last year and, if so, the mandate of such consultant). The pay for performance compensation model is designed to attract, retain and motive management and pay for actual performance. The Corporation has not received a complaint about the Corporation’s approach to executive compensation, as disclosed in previous years’ management information circulars.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

This compensation discussion and analysis describes the Corporation’s approach to executive compensation by outlining the processes and decisions behind what the Corporation paid its executive officers who were, as at the end of the Corporation’s financial year ended December 31, 2009, the CEO, CFO and three other most highly compensated executive officers of the Corporation (the “Named Executive Officers” or “NEOs”), including:

•	a summary of the Corporation’s 2009 performance;
•	the composition, role and activities of the HRCC and the role of management and compensation consultants;
•	the Corporation’s executive compensation philosophy, the objectives of its programs, guiding principles and peer group(s);
•	the various components of the Corporation’s executive compensation model; and
•	the 2009 performance criteria, assessments and pay decisions.

The NEOs for 2009 were:

•	Joseph F. Conway, President and CEO
•	Gordon Stothart, Executive Vice President & Chief Operating Officer
•	Carol Banducci, Executive Vice President & Chief Financial Officer
•	Larry E. Phillips, Executive Vice President, Corporate Affairs
•	Denis Miville-Deschenes, Senior Vice President, Project Development

Summary of 2009 Performance

In 2009, the Corporation’s corporate and operating performances exceeded the benchmarks set by the Board resulting in a corporate performance rating of 150% and an operating performance rating of 138% for executive officers (as described later in this Statement of Executive Compensation).

In terms of corporate performance:

•

the Corporation’s one-year total shareholder return was 135% compared to a total shareholder return of 7% for the S&P/TSX Global Gold Index and, over the last three years, was 68% compared to a 3% total shareholder return for the S&P/TSX Global Gold Index; and

•	the Corporation’s return on capital (“ROC”) was 18% compared to an average ROC of 11% for the Corporation’s ROC Peer Group (defined later in this Statement of Executive Compensation).

In terms of operating performance:

•

the Corporation’s net operating cash outflow was 18% less than budgeted. The net operating cash outflow is calculated before tax and is operating cash outflow less capital expenditures (including development) and brown fields exploration. Budget gold prices are assumed to adjust impact of gold price fluctuations;

•	reserve replacement nearly tripled to 272% of production (the reserve replacement benchmark being 100% of production); and

•

health, safety & sustainability exceeded all performance targets: 37% reduction in days away restricting time (“DART”) as against a target of 15 to 25% reduction, no major deficiencies, and 100% conformity to sustainability targets.

Finally, the HRCC and the Board took into account the functional and personal performance of the individual NEOs, described below, in making their compensation decisions for 2009.

Composition of the Human Resources and Compensation Committee

The Board has delegated to its HRCC the design of a compensation model that attracts, motivates and retains the high-calibre executive talent needed to drive the creation and protection of long-term shareholder value and reflects a pay for performance philosophy.

As further described in the Statement of Corporate Governance Practices, the Board has determined that the HRCC is to be comprised of at least three directors, each of whom must be independent under applicable laws, policies and stock exchange rules. Each member must also have the skills and/or experience which are relevant to the mandate of the HRCC.

Peter C. Jones stepped down as Chairman of the HRCC in January of 2010, following his assumption of the role of interim CEO. The current members of the HRCC are Donald K. Charter (acting Chairman), Mahendra Naik and W. Robert Dengler, all of whom are independent and have the requisite skills and experience. Further, they have no interlocking relationships among themselves or with executive officers at other public companies.

Role of the Human Resources and Compensation Committee

As part of its Board approved mandate (which is expanded upon in the Statement of Corporate Governance Practices found later in this Circular), the HRCC:

•	recommends to the Board the goals and objectives based on the corporate strategy adopted by the Board against which the performance of the CEO and other executive officers are assessed;

•	reviews the CEO’s responsibilities periodically and makes recommendations for changes, as the case may be, to the Board for approval;

•	leads the annual review and evaluation process of the CEO’s performance and reports on the results to the Board;

•	evaluates the performance of the other executive officers, with the advice of the CEO;

•

reviews any agreement between the Corporation and the CEO, including those addressing retirement, termination of employment or other special circumstances, and if appropriate, recommends to the Board for approval;

•	recommends to the Board the compensation of the Corporation’s executive officers, on an individual basis, and the compensation of non-executive employees on an aggregate basis;

•	recommends to the Board the equity-related compensation in the form of options and/or shares as part of the compensation of executive and non-executive employees, if performance warrants;

•	administers the Corporation’s share incentive plan under which such equity-related compensation, if any, is granted;

•

reports to the Board on the Corporation’s organizational structure, implementation of executive officer succession programs, total compensation practices, human resources practices and executive development programs; and

•	reviews the operation and administration of the Corporation’s retirement benefit plans.

Activities of the Human Resources and Compensation Committee in 2009

The HRCC met eleven times in 2009. In the performance of its mandate, the HRCC:

•

assessed the effectiveness of the existing compensation model, which included a review of the Board’s compensation philosophy, methodology and program design compared to the Corporation’s peer groups (identified below under Pay and Performance Peer Groups) to ensure relevancy and appropriateness;

•	assessed the performance of executive officers against Board approved objectives;

•	approved minimum share ownership requirements for the executive officers;

•	engaged the services of external compensation consultants to provide independent advice and expertise on executive compensation matters;

•	recommended to the Board the corporate and individual performance objectives and benchmarks for the executive officers, with a view to advancing the corporate strategy adopted by the Board; and,

•	recommended to the Board the compensation payable in respect of the performance of individual executive officers.

Management’s Role in Compensation Decision Making

The CEO sets personal objectives with the executives that are consistent with the corporate strategy adopted by the Board at the beginning of each year. Based upon the CEO’s year-end assessment of the performance of the individual executive against the individual’s objectives, guidelines, benchmarks and industry practice, the CEO puts forward recommendations to the HRCC for consideration with respect to base salary increases and both short-term cash incentives and long-term equity incentives in respect of individual executives.

The CEO prepares a draft of his own personal objectives and finalizes the personal objectives against which he will be assessed by the HRCC. The HRCC reviews CEO performance against these personal objectives and corporate performance. Compensation recommendations are then made to the Board.

Management also collects and summarizes market pay and company financial performance data for the HRCC’s consideration in its decision making. The specific peer or market comparator group against which compensation practices are assessed is described later under “Pay and Performance Peer Groups”.

Compensation Consultants

The Corporation from time to time retains compensation consultants to provide expert advice in respect of compensation decisions.

Towers Perrin Consulting (“Towers”) was engaged by the HRCC in 2009 to provide independent advice and support to the HRCC in determining compensation for the Corporation’s executive officers during the most recently completed financial year. This support included: (i) reviewing relevant market data and management’s recommendations for compensation awards; and (ii) providing advice to the HRCC prior to the approval of such compensation. No work was performed by Towers other than at the request of and for the HRCC. The HRCC reviewed and ensured the independence of Towers in connection with the support provided. The fees paid to Towers in 2009 totalled $49,554.

Hugessen was engaged by the HRCC in 2009 to provide independent advice to assist with salary reviews for certain NEO positions and with the development of a long term equity compensation policy. No work was performed by Hugessen other than at the request of and for the HRCC. The HRCC reviewed and ensured the independence of Hugessen in connection with the support provided. The fees paid to Hugessen in 2009 totalled $65,709.

Decisions and recommendations to the Board made by the HRCC are its responsibility and may reflect factors and considerations other than the information and recommendations provided by compensation consultants.

Executive Compensation – Philosophy and Strategy

The HRCC reviews, for approval by the Board, the design and competitiveness of the Corporation’s executive pay for performance compensation program. The fundamental objective of the Corporation is the long-term creation and protection of shareholder value and the Corporation’s executive compensation system is designed to:

•	attract, retain, motivate and reward high-calibre executive talent through competitive pay practices;

•	link the compensation model directly to specific corporate, operational, functional and personal performance objectives;

•	motivate high-performers to achieve exceptional levels of performance through rewards; and

•	encourage and require executives to own shares of the Corporation to more fully align the interests of management with the interests of shareholders.

The Corporation’s commitment to linking pay with performance is reflected in the percentage of NEO compensation that is ‘at risk’ through the use of short term and long term incentive compensation that pays out only if performance goals are achieved. While the percentage of ‘at risk’ compensation varies with the position of the NEO, in each case it comprises a majority of total compensation.

To further enhance the Corporation’s pay for performance compensation model, commencing with 2009 incentive compensation, the Corporation took steps necessary to ensure that incentive compensation may be lawfully “clawed back” in cases where the performance underlying such compensation is subsequently found not to be confirmed, for example, because of material earnings restatements or fraud.

Pay and Performance Peer Groups

The HRCC reviews data from peer or market comparator groups when determining total compensation awards (base salary, short and long term incentives) for individual executives. Market comparator groups are carefully selected to ensure similarity of scope, size and complexity and that such groups are representative of the market within which the Corporation competes for leadership talent. Each of the companies included in the comparator groups had the following attributes:

•	North American based;

•	widely-held;

•	operating within the mining and resources industry; and

•	international scope of operations.

The Corporation uses the peer group as a reference point only and does not target median or any other percentile of the group when setting NEO compensation levels. Particularly, the HRCC reviewed data from:

•	a general comparator group consisting of international mining companies for purposes of overall compensation strategy, namely:

•	Agnico Eagle Mines Ltd.
•	Centerra Gold Inc.
•	Eldorado Gold Corp.
•	First Quantum Minerals Ltd.
•	Franco Nevada Corporation
•	HudBay Minerals
•	Inmet Mining Corp.
•	Kinross Gold Corp.
•	Lundin Mining Corporation
•	Redback Mining Inc.
•	Yamana Gold Inc. (these companies, collectively, being the Corporation’s “Peer Group”);

•

a custom mining comparator group consisting of Canadian mining companies, with a market capitalization ranging between approximately 1/3 and 3 times that of the Corporation, for purposes of calculating ROC for short-term incentive compensation, namely:

•	Agnico Eagle Mines Ltd.
•	Centerra Gold Inc.
•	Eldorado Gold Corp.
•	First Quantum Minerals Ltd.
•	Goldcorp Inc.
•	HudBay Minerals
•	Inmet Mining Corporation
•	Kinross Gold Corporation
•	Lundin Mining Corporation
•	Redback Mining Inc. (these companies, collectively, being the Corporation’s “ROC Peer Group”); and

•	an industry survey from Price Waterhouse and Coopers Consulting was used as a general indicator (no specific peer group was assessed against in this survey data).

Components of Executive Compensation

The compensation of the Corporation’s executive officers is made up of the following five components, all designed to align the interests of the NEOs with those of shareholders in the long-term creation and protection of shareholder value.

Base Salary: Base salary levels for executive officers reflect: (i) the scope, complexity and responsibility of the role of the executive; (ii) competitiveness with salary levels for similar positions at companies included in market comparator groups; (iii) the executive’s previous experience and performance; and (iv) the executive’s performance rating. Comparative market analysis and individual performance assessments occur at least annually to ensure compensation remains competitive and result in periodic base salary adjustments when necessary to remain competitive. While peer group salary levels are used as a reference point, the Corporation does not target median or any other percentile.

Short-term Incentive Plan (“STIP”): All executives including the NEOs participate in a STIP which provides cash awards based on corporate, operational, functional and individual executive performance. A target level of STIP is set as a percentage of base salary and while consideration is given to practices within the comparator group in setting these percentages, the comparator group data are used as a reference point only. The STIP directly links the performance of executives to the accomplishment of key performance indicators of the Corporation that drive shareholder value.

Long-term Incentive Plan (“LTIP”): The Corporation’s LTIP is also performance based. Grants under the LTIP may take the form of options and/or shares. LTIP is an integral part of compensation with respect to executive officers and is designed to: (i) align the interests of executives with those of shareholders; (ii) focus efforts on improving shareholder value and the Corporation’s long-term financial strength; and (iii) provide a retention incentive to continue employment with the Corporation by providing executive officers with the opportunity to acquire an increased financial interest in the Corporation.

LTIP grants are awarded based on the annual performance of the executive and the Corporation using the same performance criteria used to determine the size of the STIP grant for the preceeding fiscal year. LTIP grants are generally targeted to have a value in the range of 50% to 200% of any STIP grant. Actual LTIP grants are set at the discretion of the board based on the recommendations of the HRCC.

LTIP grants take into account previous equity entitlements awarded, the then current level of equity held by an executive, the level of equity awards granted as a percentage of the outstanding common shares of the Corporation, the option prices of current options, the disposition of equity by those to which it has been granted, the remaining vesting status of outstanding equity awards and such other similar information as the HRCC and Board may consider appropriate. The value attributed to equity award recommendations by the HRCC is based on market value at the time of grant.

Executive Share Ownership: With a view to further aligning the interests of the executive with those of its shareholders, the Corporation has implemented a policy for its executives to own as required, a number of Common Shares within three years of being hired or within three years of the implementation of the policy for current executives.

Share ownership requirements include:

Executive Position	Share Ownership Requirement (# of Shares/DSUs)
President & CEO	155,000
Executive Vice President	48,000
Senior Vice President	30,000
Vice President	20,000

Employee Benefits: Benefits include health and life insurance benefits, a defined contribution pension plan and share purchase plan. The Corporation’s executive officers participate equally in the benefit programs available generally to salaried employees.

The Corporation’s Approach to Determining Incentive Compensation

With respect to the determination of incentive compensation awards, performance criteria which reflect the key corporate objectives for the year are recommended by the HRCC and are approved by the Board. Corporate objectives are designed to reflect those goals which drive or reflect the long-term creation and protection of shareholder value.

The performance criteria used by both the HRCC to make its recommendations, and by the Board, to make the ultimate compensation decisions, are reviewed annually, in conjunction with the annual budgeting process. This ensures performance criteria are kept up to date with performance expectations and industry competitiveness. It is important to note that, in addition to an annual evaluation of specific corporate, operational, functional and personal performance benchmarks, the overall approach taken by the HRCC to align pay with performance is examined regularly as the Corporation and marketplace evolve.

The HRCC applies the results of its annual and comprehensive review to a determination of both short term and long term incentive awards for individual NEOs. Performance criteria established by the HRCC require that executive officers be evaluated against corporate, operational, functional and personal targets, designed to drive the long-term creation and protection of shareholder value. For example, the long-term creation and protection of shareholder value is demonstrated by: (i) relative share price performance over time which the corporate performance metric is designed to reflect; and (ii) financial performance of the Corporation which the operating performance metric is designed to reflect.

The nature of the position and responsibilities of the particular executive officer dictate the performance criteria to be applied and their respective weightings. For example, an executive officer whose principal responsibilities involve an oversight of the operation of the Corporation’s mines will have, compared to the other executive officers, a greater weighting assigned to the operating performance target, whereas the CEO will have a greater weighting assigned to corporate performance.

Target levels of performance on these criteria are established as guidelines and are not applied as a hard and fast formula. The HRCC has determined that fixed formulas too often lead to an unwanted result that does not accurately reflect real performance and believes that the experienced discretion of the Board should be the ultimate determinant of final, overall compensation within the context of those pre-determined guidelines.

The process outlined above has been adopted to provide some certainty for the executive and the Board as to how performance will be assessed and rewarded while providing the necessary flexibility to ensure fairness.

2009 Salary, Performance Criteria, Assessment and Incentive Compensation Decisions

The following sections provide a detailed discussion of salary decisions for 2009 and the use of chosen performance criteria to determine NEO incentive compensation for 2009.

Base Salary

In aggregate, base salaries for executive officers increased 3% from 2008. The HRCC considered industry trends and distinguished between performance levels when determining base salary increases.

2009 Performance Criteria and Weightings

The performance criteria, targets and weightings assigned to criteria by the Board for NEO short-term incentive compensation in 2009 were as follows.

Named Executive Officer	STIP Target (% of Base Salary)	Operating Performance	Corporate Performance	Functional Performance	Personal Performance
Joseph F. Conway President and CEO	65%	40%	40%	20%	N/A

Gordon Stothart Executive Vice President & Chief Operating Officer	50%	50%	30%	20%	N/A

Carol Banducci Executive Vice President & Chief Financial Officer	45%	25%	35%	30%	10%

Larry E. Phillips Executive Vice President, Corporate Affairs	45%	25%	35%	30%	10%

Denis Miville-Deschenes Senior Vice President, Project Development	40%	25%	25%	40%	10%

Short-term incentive compensation is capped at 2 times STIP target. The operating, corporate, functional and personal performance criteria and targets established by the HRCC for 2009, and based on which the 2009 compensation awards were recommended and approved by the Board, are comprised of the components described in the following sections.

Operating and Corporate Performance Criteria

The following table summarizes the financial metrics used in the operating and corporate performance criteria, and their respective weightings.

Performance Measurement Category	Performance Metrics

Operating Performance	Net Operating Cash Flow (60% weighting) Reserve Replacement (25% weighting) Safety (7.5% weighting) Sustainability (7.5% weighting)

Corporate Performance	One Year Total Shareholder Return (25% weighting) Three Year Total Shareholder Return (25% weighting) Return on Capital (50% weighting)

Operating Performance: Operating performance is determined by reference to net operating cash flow, reserve replacement and health, safety and sustainability performance. The effective weightings to the constituents are: net operating cash flow (60%), reserve replacement (25%), safety (7.5%) and sustainability (7.5%).

Factors	Actual		2009 Performance Result	%	Weighted Average Performance Level
Net Operating Cash Flow	$119	M	100%	60.0%	60%
Reserve Replacement	272%		200%	25.0%	50%
Health, Safety	37%		175%	7.5%	13%
Sustainability	5		200%	7.5%	15%
Operating Performance Rating:					138%

2009 Net Operating Cash Flow (60% weight)

The net operating cash outflow is calculated before tax and is operating cash flow less capital expenditures (including development) and brown fields exploration. Budget gold prices are assumed to adjust impact of gold price fluctuations. The number may be adjusted for significant changes in capital expenditure or changes to planned project progress and is capped at 175%.

The 2009 net operating cash flow budget was an outflow of $145M. This was considered status quo and given an 80% bonus multiplier. A target outflow was set at $130M and if this target was met, the bonus multiplier would be increased to 100%. A stretch target outflow was set at $116M and if this target was met, the bonus multiplier would be increased to 175%. The company achieved an outflow of $119M. This exceeded the target but did not reach the stretch target. Therefore, a 100% bonus multiplier was achieved.

	Net Operating Cash Flow Performance Levels				2009 Performance Result
Net Operating Cash Outflow (millions $)	($152M)	($145M)	($130M)	($116M)	($119M)
Target Bonus Multiplier	50%	80% (budget)	100%	175%	100%

2009 Reserve Replacement (25% weight)

Reserve replacement takes into account only the mines that are currently operating and does not account for the contribution of exploration or development projects, new projects or acquisitions or the impact of increases in gold price alone.

Reserve replacement nearly tripled the expectation (272% of production versus a 100% expectation) and as a result, achieved the maximum 200% target bonus multiplier.

	Reserve Replacement Performance Levels					2009 Performance Result
Reserve Replacement (ounces 000’s)	50%	75%	100%	150%	200%	272%
Target Bonus Multiplier	0%	50%	100%	150%	200%	200%

2009 Safety (7.5% weight) and Sustainability (7.5% weight)

The health, safety and sustainability score is based, among other related components, on the severity and frequency of disabling incidents during the year, noting that any fatality results in a zero score. Safety is based on the Corporation’s current objective of a 15% to 25% reduction in DART for every mine over any 3 year rolling period, pro-rated regionally and corporately or, ultimately, zero accidents.

The benchmark is DART frequency per 200,000 hours. The sustainability factor is based on the severity of incidents and other environmental accomplishments within the given year.

Health, safety & sustainability performance exceeded all expectations, such as a 37% reduction in DART, no major deficiencies, and 100% conformity on environmental targets. The Board exercised its discretion and approved a performance level of 175% for the health and safety factor and a maximum performance level of 200% for the sustainability factor.

	Health & Safety Performance Levels					2009 Performance Result
Reduction in DART	5%	10%	15%	20%	25%	37%
Target Bonus Multiplier	0%	50%	100%	150%	175%	175%

	Sustainability Achievement Level					2009 Performance Result
Environment	1	2	3	4	5	5
Target Bonus Multiplier	0%	50%	100%	150%	200%	200%

Corporate Performance: The HRCC considers corporate performance on a relative to industry basis and is broken down equally into total shareholder return (share price appreciation and dividends) (50%) and return on capital (50%).

In order to reduce the distortion of any extraordinarily positive or negative year due to a non-recurring event, total shareholder return is considered equally in terms of total shareholder return over one year (50%) and three years (50%). Furthermore, to negate the effect of gold price fluctuation on the Corporation’s return, total shareholder return is assessed relatively against the S&P/TSX Global Gold Index.

Factors:	2009 Performance Level	%	Weighted Average Performance Level
Total Shareholder Return	200%	50%	100%
Return on Capital	100%	50%	50%
Corporate Performance Rating:			150%

2009 Total Shareholder Return (50% weight)

For a 100% score in the total shareholder return category, the Corporation’s total shareholder return must be at least 125% of the total shareholder return of the S&P/TSX Global Gold Index with a cap of 200% on the score that can be obtained. While this applies to situations where share performance is increasing as well as decreasing, the HRCC may exercise its discretion to reduce factor weightings in situations where the share performance is down in absolute terms, even if down by less than the referenced index.

Total Shareholder Return (TSR) (50% Weight)

Performance Relative to Index	Target Bonus Multiplier
<90%	0.0 Multiplier
100%	+ 0.5. Multiplier
125%	+ 1.00 Multiplier
200%	+ 2.00 Multiplier

The multiplier is defined as the Corporation’s TSR (share price appreciation plus dividends) divided by the same measure of the S&P/TSX Gold Index. For example, if the Index TSR is 10%, the Corporation must achieve 12.5% in order to receive a performance rating of 100% for this factor. As indicated above, the total amount is subject to a cap of 200%.

The Corporation experienced exceptional total shareholder return with increases of 135% and 68% over one and three years, respectively, compared to a total shareholder return of the S&P/TSX Global Gold Index of 7% and 3% over one and three years, respectively and has therefore earned the maximum performance multiplier of 200%.

1 Year Return (25% weight)
IAMGOLD	135%
S&P/TSX Global Gold Index	7%

Performance Multiplier	200%

3 Year Return (25% weight)
IAMGOLD	68%
S&P/TSX Global Gold Index	3%

Performance Multiplier	200%

2009 Return on Capital (50% weight)

Return on capital is defined as pre-tax cash flow or earnings from operations divided by the sum of the Corporation’s shareholder equity, minority interest and long-term debt, net of cash and cash equivalents and investments. Return on capital is compared to the average return on capital of the Corporation’s ROC Peer Group. For a 100% target payment, the Corporation’s return on capital must exceed 125% of the ROC Peer Group return on capital and is subject to a cap of 200%.

Return on Capital (ROC) (50% Weight)

ROC Performance Relative to Peer Group	Target Bonus Multiplier
<90%	0.0 Multiplier
100%	+ 0.5. Multiplier
125%	+ 1.00 Multiplier
200%	+ 2.00 Multiplier

The 2009 return on capital expectation was to achieve 100% as compared to our peers, and if this target was met, the bonus multiplier would be 50%. A target return on capital was set at 125% as compared to our peers, and if this target was met, the bonus multiplier would be increased to 100%. A stretch target return on capital as compared to our peers was set at 200% and if this target was met, the bonus multiplier would be increased to 200%. The company’s return on capital of 18%, was 159% as compared to our peer group’s return of 11%. This exceeded the target but did not reach the stretch target. Therefore, a 100% bonus multiplier was achieved.

	Return on Capital Compared to ROC Peer Group				Actual Performance Result
Compared to Peer Group	90%	100%	125%	200%	159%
Target Bonus Multiplier	0%	50%	100%	200%	100%

Functional and Personal Performance Criteria

The functional and personal performance targets for each of the NEOs for 2009 are presented and discussed together in the following section. The targets are related to and dependent on the particular position held by the individual NEO and how the individual performs in a particular role.

Functional Performance: Functional performance is the performance, within budgetary constraints, of the function over which the executive officer has principal oversight:

•	The CEO is responsible for establishing and overseeing the implementation of the strategic direction of the Corporation and executive succession planning.

•	The Executive Vice-President & Chief Operating Officer is responsible for oversight of the Corporation’s operating performance.

•

The Executive Vice-President & Chief Financial Officer is responsible for overseeing financial strategies, financial reporting and the establishment of internal controls to provide accurate and complete reporting across the organization.

•	The Executive Vice-President of Corporate Affairs is responsible for oversight of the Corporation’s government affairs.

•	The Senior Vice-President of Project Development is responsible for oversight of management and development of corporate projects.

Functional Performance
Named Executive Officer	Performance Targets	2009 Weighting	2009 Performance Score	2009 Actual Weighted Score

Joseph F. Conway President and CEO	• achieve Essakane project deliverables (project deliverables in respect of any of the NEOs are to be completed on time and on budget) • complete an accretive merger or acquisition • provide an effective 2009 budget	20%	65%	13%

Gordon Stothart Executive Vice President and Chief Operating Officer	• ensure zero fatalities, level 5 health and safety incidents and level 4 or 5 environment or community incidents • complete 100% of safety leading indicators • provide an effective 2009 budget • achieve Essakane project deliverables • achieve targeted project development on Westwood, Niobec paste backfill plant and Niobec mill expansion. • implement operations and project development succession plans	20%	80%	16%

Carol Banducci Executive Vice President and Chief Financial Officer	• complete project debt financing for Essakane • obtain adequate equity financing • integrate Orezone finance, tax, insurance and information technology systems • ensure successful transition to International Financial Reporting Standards within regulatory deadlines	30%	82%	25%

Larry E. Phillips Executive Vice President, Corporate Affairs	• French Guyanne: obtain necessary permits for operation of a mine or seek adequate financial restitution from France • Ecuador: obtain required government approvals to proceed with development of a mine • Mali: achieve satisfactory settlement of outstanding tax issues and fiscal concessions to ensure the economic feasibility of the development of the Sadiola deep sulphide deposit • Burkina Faso: ensure no delays in project development	30%	44%	13%

• attributable to government issues • acquire 100% of Euro Resources

Denis Miville-Deschenes Senior Vice President, Project Development	• achieve Essakane project deliverables • achieve Niobec paste backfill plant and mill expansion project deliverables • complete feasibility study for the Sadiola deep sulphide deposit and determine whether to make a development decision • achieve Westwood project deliverables • complete wind up of Omai and return to local government.	40%	88%	35%
(1)	numbers are rounded to the nearest whole percentage

Personal Performance: Personal performance is evaluated by the HRCC in terms of the level of accomplishment of the functional goals established by the CEO and approved by the HRCC and an assessment of each executive’s performance in the areas of leadership skills, teamwork, succession management, mentoring, innovation, and general management ability and contribution for each executive for the year. For Joseph Conway and Gordon Stothart, a weighting for Personal Performance is not applied. Carol Banducci received a full weighting of 10%, Larry Phillips received a weighting of 0% and Denis Miville-Deschenes received a weighting of 8%.

Overall Achievement for 2009

The table below sets out the overall achievement of the performance criteria used by the HRCC in respect of each NEO (% shown in brackets represent the target weightings), and the total performance score used to arrive at the compensation recommendation to the Board.

Named Executive	Operating Performance	Corporate Performance	Functional Performance	Personal Performance	Total Performance
Joseph F. Conway President and CEO	55% (40%)	60% (40%)	13% (20%)	N/A	128%
Gordon Stothart EVP & Chief Operating Officer	69% (50%)	45% (30%)	16% (20%)	N/A	130%
Carol Banducci EVP & Chief Financial Officer	34% (25%)	53% (35%)	25% (30%)	10% (10%)	122%
Larry E. Phillips Executive Vice President, Corporate Affairs	34% (25%)	53% (35%)	13% (30%)	0% (10%)	100%
Denis Miville-Deschenes Senior Vice President, Project Development	34% (25%)	38% (25%)	35% (40%)	8% (10%)	115%

Short Term Incentive Determinations

Consistent with the HRCC’s pay for performance philosophy and program, the short-term incentive, as a percentage of base salary, was determined in light of the total performance of each of the Named Executive Officers. Closely reflecting total performance, the approximate actual incentive received, and that which was targeted by the HRCC for the most recently completed financial year are as follows.

Named Executive	STI Target (% of Base Salary)	Total Performance (as shown in the above table)	STI Earned for 2009 (% of Base Salary)	STI Earned in 2009 (Paid in 2010)
Joseph F. Conway President and CEO	65%	128%	83%	$514,000

Gordon Stothart EVP & Chief Operating Officer	50%	130%	65%	$301,500

Carol Banducci EVP & Chief Financial Officer	45%	122%	55%	$208,400

Larry E. Phillips Executive Vice President, Corporate Affairs	45%	100%	45%	$171,200

Denis Miville-Deschenes Senior Vice President, Project Development	40%	115%	46%	$149,200

(1)	numbers are rounded to the nearest whole percentage

Long Term Incentive Determinations

LTIP grants awarded in 2009 were based on the 2008 performance of the executive and the Corporation assessed using the guidelines and performance criteria used to determine the size of the 2008 STIP grant. While recipients may receive a greater or lesser LTIP grant value based on their annual performance and the annual performance of the Corporation, LTIP grants are generally targeted to have a value in the range of 50% to 200% of the STIP awarded to the NEO.

When determining where an executive’s long-term incentive compensation falls within the range of 50% to 200% of the STIP awarded, the HRCC first considers the corporate and operating performance results relative to established benchmarks. Further consideration is given to the executive’s performance results relative to functional and individual targets.

Based on these considerations and the application of the HRCC’s discretion, NEO LTIP awards for 2009 were determined as follows:

Named Executive	STIP Bonus Earned for 2008 (% of 2008 Base Salary)	2009 LTIP Performance Multiplier (as % of 2008 STIP)	# of Options Earned in 2008 and Granted in 2009
Joseph F. Conway President and CEO	75%	177%	100,000

Gordon Stothart EVP & Chief Operating Officer	57%	163%	80,000

Carol Banducci EVP & Chief Financial Officer	50%	167%	60,000

Larry E. Phillips EVP, Corporate Affairs	45%	177%	50,000

Denis Miville-Deschenes SVP, Project Development	43%	134%	35,000

Performance Graph

The following graph illustrates how the trend in NEO total compensation for the Corporation’s five most recently completed financial years compares with the trend in the Corporation’s performance as measured by the cumulative total shareholder return of the Corporation compared to the cumulative total shareholder return of the S&P/TSX Composite Total Return Index and S&P/TSX Gold Index over that same period. Total NEO Compensation is the annual compensation of the NEOs, in the aggregate (the sum of base salary, short-term incentive bonus and grant date fair value of share-based and option based awards and includes all other compensation).

Overall, the change in total NEO compensation over the five year period has been relatively flat when compared with the change in the Corporation’s cumulative total shareholder return. In 2006, total NEO compensation fell while total shareholder return was increasing and, in 2007, total NEO compensation increased more rapidly than total shareholder return (owing to an increase in the value of long-term incentives granted). Over the last three years, total NEO compensation remained relatively constant while total shareholder return fell in 2008 and then rose significantly in 2009. Total NEO compensation ended the five year period below cumulative total shareholder return.

Summary Compensation Table

The following table sets out the total compensation actually paid the Named Executive Officers in the most recently completed financial year as well as two previous financial years, to the extent the Named Executive Officer was employed with the Corporation, and all of the constituents of total compensation.

					Non Equity Incentives
Name and Principal Position (1)	Year	Salary	Share Based Awards (2)(6)	Option Based Awards (3)(6)	Annual Incentive Plans (6)	LT Incentive Plans	Pension Value (4)	All Other Compensation (5)	Total Compensation
Joseph Conway	2009 USD	541,163	-	699,923	450,619	-	17,513	23,761	1,732,979
	CAD	618,000	-	798,193	514,600		20,000	27,135	1,977,928
President and CEO	2008 USD	562,852	-	476,706	422,139	-	10,721	24,947	1,497,365
	CAD	600,000	-	485,334	450,000		11,429	26,593	1,573,356
	2007 USD	534,884	126,691	428,666	181,395	-	18,605	22,247	1,312,488
	CAD	575,000	148,532	506,941	195,000		20,000	23,916	1,469,389

Carol Banducci	2009 USD	333,630	-	271,799	182,489	-	16,685	1,930	806,533
	CAD	381,000	-	309,960	208,400		19,054	2,204	920,618
CFO	2008 USD	347,092	61,694	297,941	173,546	-	12,910	13,216	906,399
	CAD	370,000	61,682	303,334	185,000		13,762	14,088	947,866
	2007 USD	161,539		265,714	69,767	-	4,341	1,073	502,434
	CAD	173,654		281,790	75,000		4,667	1,154	536,265

Gordon Stothart	2009 USD	406,310	-	362,399	264,014	-	17,513	-	1,050,236
	CAD	464,000	-	413,280	301,500		20,000	-	1,198,780
COO	2008 USD	414,634	92,542	-	237,336	-	14,319	15,760	774,591
	CAD	442,000	92,523	-	253,000		15,264	16,800	819,587
	2007 USD	63,357		425,886	-	-	-	-	489,243
	CAD	68,109		428,398	-		-	-	496,507

Larry E. Phillips	2009 USD	332,754	-	226,499	149,915	-	16,656	15,113	740,937
	CAD	380,000	-	258,300	171,200		19,021	17,259	845,780
SVP, Corp Affairs	2008 USD	304,878	-	297,941	136,961	-	12,469	25,526	777,775
	CAD	325,000	-	303,334	146,000		13,292	27,211	814,837
	2007 USD	288,372	84,461	285,778	106,977	-	14,419	14,584	794,591
	CAD	310,000	99,022	337,961	115,000		15,500	15,678	893,161

Denis Miville-Deschenes	2009 USD	284,155	-	158,550	130,650	-	14,819	-	588,174
	CAD	324,500	-	180,810	149,200		16,923	-	671,433
SVP, Proj Dev	2008 USD	295,497	-	238,353	126,642	-	25,487	76,922	762,901
	CAD	315,000	-	242,667	135,000		27,169	81,999	801,835
	2007 USD	279,070	84,461	285,778	83,721	-	-	12,182	745,212
	CAD	300,000	99,022	337,961	90,000		-	13,096	840,079

Footnotes:

(1) All Named Executive Officers receive their compensation in Canadian dollars. The compensation has been converted into US dollars using an average CAD/USD foreign exchange rate for the relevant year, except for the equity based awards. The average foreign exchange rates used are 2009: 1.14198; 2008: 1.066; 2007: 1.075.

(2) Represents grant date value of awards under the Deferred Share Plan (2008) and Share Bonus Plan (2007). For 2009, no share based awards were granted. For 2008 and 2007, the Compensation Committee grant decisions were based on granting a specified dollar value.

(3) For 2009, 2008 and 2007 compensation, the Compensation Committee grant decisions are based on granting a specified dollar value. The 2009 grants have been valued using the accounting fair value of $ 4.53 USD per share, except for a grant of 45,000 options to Joe Conway valued at the accounting fair value of $ 5.49 USD per share. This 2009 grant value is calculated using a Black-Scholes model and the following assumptions: volatility – 56%, dividend yield – .63%, interest rate – 1.78%, expected life – 4.4 years and exercise price of $11.59 CAD, and CAD/USD foreign exchange rate of 1.1404. Joe Conway’s additional grant value is calculated using a Black-Scholes model and the following assumptions: volatility – 57%, dividend yield – .55%, interest rate – 2.39%, expected life – 4.4 years and exercise price of $13.13 CAD, and CAD/USD foreign exchange rate of 1.1015.

(4) Values in pension column represents employer contributions to the Defined Contribution pension plan.

(5) All other compensation includes personal insurance premiums, employer contributions to the Share Purchase Plan, and perquisites.

(6) Non-equity incentives are included in the year earned and equity incentives are included in the year granted

Incentive Plan Awards

As previously noted, with a view to driving and rewarding performance that contributes to the long-term creation and protection of shareholder value the Corporation has established a LTIP for the Named Executive Officers. A part of this incentive plan, designed to align the interests of the executive with the interests of shareholders, is comprised of potential equity awards in the form of options or shares that vest over time so that the full benefit is not realizable to the Named Executive Officers in the short term. The general guideline is that the value of long-term incentive awards should be no more than between 50% and 200% of the cash bonus award for the year to link the long-term equity incentive to performance.

The following table sets out for the Named Executive Officers all option-based and share-based awards outstanding as at the end of the Corporation’s most recently completed financial year.

Outstanding share-based awards and option-based awards

	Option - Based Awards					Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option Exercise Price	Option Expiry Date	Value of unexercised in-the-money options		Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested
		CAD		USD	CAD		USD	CAD
Joseph Conway	75,000	10.11	2/7/2012	457,535	480,000	7,500	118,030	123,825
	150,000	6.40	5/16/2013	1,445,525	1,516,500
	100,000	11.59	5/20/2014	468,973	492,000
	45,000	13.13	8/11/2014	144,981	152,100

Gordon Stothart	150,000	8.69	12/9/2012	1,118,101	1,173,000	11,250	177,045	185,738
	80,000	11.59	5/20/2014	375,179	393,600
				-

Carol Banducci	50,000	8.33	7/2/2012	389,858	409,000	7,500	118,030	123,825
	93,750	6.40	5/16/2013	903,453	947,813
	60,000	11.59	5/20/2014	281,384	295,200

Larry E. Phillips	50,000	10.11	2/7/2012	305,023	320,000	5,000	78,686	82,550
	93,750	6.40	5/16/2013	903,453	947,813
	50,000	11.59	5/20/2014	234,487	246,000

Denis Miville-Deschenes	12,600	7.79	5/11/2011	104,730	109,872	5,000	78,686	82,550
	12,600	5.48	5/11/2012	132,474	138,978
	100,000	10.11	2/7/2012	610,047	640,000
	100,000	6.40	5/16/2013	963,683	1,011,000
	35,000	11.59	5/20/2014	164,141	172,200	0

The value of the option based awards and share-based awards is calculated in Canadian dollars using a closing market price of 16.51 and the foreign exchange rate of 1.0491, both as of December 31, 2009

As also earlier noted, another part of the Corporation’s incentive plan is an annually targeted percentage of base salary, tied to the accomplishment of the Corporation’s key performance indicators. The actual cash short-term-incentive amount earned by the Named Executive Officers in the most recently completed financial year is included in the last column of the following table, which also sets out the amounts vested in terms of option-based and share-based awards during the year, assuming the options were exercised upon vesting.

Incentive plan awards – value vested or earned during the year

Name		Option-Based awards - Value vested during the year	Share-Based awards - Value vested during the year	Non-equity incentive plan compensation - Value earned during the year

Joseph Conway	USD	213,722	64,683	450,619
	CAD	252,000	79,306	514,600

Carol Banducci	USD	207,738	24,256	182,489
	CAD	243,750	28,600	208,400

Gordon Stothart	USD	318,639	36,384	264,014
	CAD	339,000	42,900	301,500

Larry E. Phillips	USD	133,576	61,463	149,915
	CAD	157,500	75,366	171,200

Denis Miville-Deschenes	USD	106,861	18,768	130,650
	CAD	126,000	23,000	149,200

PENSION PLAN BENEFITS

Defined Contribution plans table

The Corporation has a defined contribution pension plan that is generally available to all salaried employees (the “Plan”). The Named Executive Officers participate on an equal basis with salaried employees in the terms, conditions, rights and benefits under the Plan. Notwithstanding any contribution made to the Plan by the Named Executive Officer, each receives a contribution from the Corporation to the Plan of at least 5% of base salary. If a contribution is made to the Plan by the Named Executive Officer, for any contribution made that is less than 6% of base salary, the Corporation will contribute the minimum 5% plus half of the contribution. If a Named Executive Officer contributes 6% or more of base salary, the Corporation will contribute 8% of base salary. Contributions do not exceed the Income Tax limit on deductible contributions. Contributions are made as deposits at Great West-London Life and are invested following the investment instructions provided by the Named Executive Officer.

Name		Accumulated value at start of year (1)	Compensatory	Non-Compensatory (2)	Accumulated value at year end (1)

Joseph Conway	USD	28,886	17,513	10,871	57,270
	CAD	35,184	20,000	4,898	60,082

Gordon Stothart	USD	12,655	17,513	6,244	36,412
	CAD	15,414	20,000	2,786	38,200

Carol Banducci	USD	21,973	16,685	9,321	47,979
	CAD	26,763	19,054	4,518	50,335

Larry Phillips	USD	24,456	16,656	7,471	48,583
	CAD	29,788	19,021	2,159	50,968

Denis Miville-Deschênes	USD	25,232	14,819	11,128	51,179
	CAD	30,732	16,923	6,037	53,692

Footnotes

(1)	Accumulated value at start of year was converted to USD at the December 31, 2008 exchange rate while the accumulated value at year end was converted to USD at the December 31, 2009 exchange rate
(2)	Non-compensatory amounts in the above table include NEO contributions, investment returns and the change in accumulated value due to change in exchange rates during 2009.

TERMINATION AND CHANGE OF CONTROL BENEFITS

The Corporation has entered into employment agreements with the Named Executive Officers (“Employment Agreements”). The Employment Agreements describe the terms and conditions under which the Named Executive Officers have been retained, their remuneration as well as the circumstances under which their employment may be terminated or deemed to terminate and the compensation, if any, payable further to a termination.

Pursuant to the Employment Agreements:

Termination Without Cause: Following a termination by the Corporation of a Named Executive Officer without cause, the Corporation will continue to pay the Named Executive Officer for a period of 24 months the annual salary of the Named Executive Officer in effect immediately prior to termination. Alternatively, the Named Executive Officer can elect to receive all or a portion of the 24 month payment as a lump sum. In addition, for the 24 months following termination, any benefits of the Named Executive Officer under employee benefits plans and programs of the Corporation remain in force, to the extent permitted under such plans and programs, and any options to purchase securities of the Corporation immediately vest on termination and remain exercisable for a period of 60 days following termination. Any constructive termination or dismissal of the Named Executive Officer is treated as a termination without cause.

Change of Control: Upon a change of control of the Corporation, the employment of the Named Executive Officer is deemed to have terminated without cause and (if the change of control payment and benefit entitlement is not waived by the Named Executive Officer within 60 days after the change of control) a lump sum payment is to be made by the Corporation to the Named Executive Officer in an amount equal to twice the annual salary in effect immediately prior to termination. In addition, any rights and benefits of the Named Executive Officer under employee benefits plans and programs of the Corporation remain in force, to the extent permitted under such plans and programs, for a period of 24 months after the change of control and any options to purchase securities of the Corporation and deferred securities of the Corporation immediately vest on a change of control and remain exercisable for a period of 60 days following termination. For the purposes of the Employment Agreements, a “change of control” occurs where 40% or more of the votes attached to the securities of the Corporation are acquired and such votes are exercised so as to result in the election of a majority of directors of the Corporation who were not directors immediately prior to the acquisition of such securities.

The Corporation will not enter into any new executive employment agreement without a “double trigger” in respect of change of control severance entitlement. An executive must have been dismissed (or constructively dismissed) within a certain period of time following a change of control event in order to be entitled to change of control compensation. In respect of currently existing executive employment agreements, the Board has approved a process aimed at replacing them with the double trigger form.

The Named Executive Officers remain obligated after their termination to keep proprietary and confidential information of the Corporation acquired during the course of their employment with the Corporation confidential and not to use such proprietary and confidential information to the detriment of the Corporation. As well, the Named Executive Officers may not engage in any business activity in competition with the business of the Corporation during their employ and not, whether during or for 12 months after their employment with the Corporation, solicit or attempt to retain any employee of the Corporation. Given the serious and immediate harm that would be caused the Corporation if a Named Executive Officer were to breach any obligation with respect to confidential information or non-competition, the Corporation is entitled to seek injunctive relief, specific performance and other equitable relief, in addition to any remedy it may have at law.

The following table sets out the estimated incremental payments to the Named Executive Officers, individually and in the aggregate in the event of resignation, retirement, termination without cause, termination with cause and change in control, as if such event occurred on the last business day of the Corporation’s most recently completed financial year. Values represent a lump sum in terms of salary and the estimated cost of benefits, and assume all equity entitlements then outstanding were exercised using the closing market price of the Corporation’s securities on the last business day of the year. Members of the HRCC are aware of and understand the long-term implications of these Employment Agreements and the limitations they impose on changing compensation.

Event	Joe Conway		Carol Banducci		Gordon Stothart		Larry Phillips		Denis Miville- Deschenes
	USD	CAD	USD	CAD	USD	CAD	USD	CAD	USD	CAD
Resignation
Severance	—	—	—	—	—	—	—	—	—	—
Equity	—	—	—	—	—	—	—	—	—	—
Benefits	—	—	—	—	—	—	—	—	—	—
Total	—	—	—	—	—	—	—	—	—	—
Retirement (1)
Severance
Equity
Benefits
Total	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Termination with Cause
Severance	—	—	—	—	—	—	—	—	—	—
Equity	—	—	—	—	—	—	—	—	—	—
Benefits	—	—	—	—	—	—	—	—	—	—
Total	—	—	—	—	—	—	—	—	—	—
Termination without Cause
Severance	1,178,153	1,236,000	726,337	762,000	884,568	928,000	724,430	760,000	618,625	649,000
Equity	2,635,044	2,764,425	1,692,725	1,775,838	1,111,274	1,165,838	1,521,650	1,596,363	1,270,613	1,333,000
Benefits	176,723	185,400	108,951	114,300	132,685	139,200	108,665	114,000	154,656	162,250
Total	3,989,920	4,185,825	2,528,013	2,652,138	2,128,527	2,233,038	2,354,745	2,470,363	2,043,894	2,144,250
Change in Control
Severance	1,178,153	1,236,000	726,337	762,000	884,568	928,000	724,430	760,000	618,625	649,000
Equity	2,635,044	2,764,425	1,692,725	1,775,838	1,111,274	1,165,838	1,521,650	1,596,363	1,270,613	1,333,000
Benefits	176,723	185,400	108,951	114,300	132,685	139,200	108,665	114,000	154,656	162,250
Total	3,989,920	4,185,825	2,528,013	2,652,138	2,128,527	2,233,038	2,354,745	2,470,363	2,043,894	2,144,250
(1)	As of December 31, 2009, none of the Named Executive Officers were eligible for retirement

DIRECTOR COMPENSATION

Except for Mr. Conway, the only non-independent member of the Board, whose compensation is fully reflected in the previous Summary Compensation Table together with the other Named Executive Officers and who received no additional compensation for having served as a director, the following table sets out all compensation payable to the Board for the Corporation’s most recently completed financial year.

For the financial year ended December 31, 2009, Mr. Pugliese, Chairman of the Board, received an annual retainer of CAD$ 220,000 and the directors, other than Messrs. Pugliese and Conway, received an annual retainer of CAD$ 12,000 together with CAD$ 2,500 for each Board and Board Committee meeting attended. Annual Committee chair retainers are CAD$ 3,000. The Directors, other than Messrs. Pugliese and Conway, also received a quarterly grant of 500 common shares of the Corporation.

2009
Name		Fees Earned	Share-based awards	Option-based awards	Total Compensation
William D. Pugliese	USD	192,647		—	192,647
	CAD	220,000	—	—	220,000

Derek Bullock	USD	58,670	24,302	—	82,972
	CAD	67,000	27,150	—	94,150

John E. Caldwell	USD	85,378	24,302		109,680
	CAD	97,500	27,150	—	124,650

Donald K. Charter	USD	94,134	24,302		118,436
	CAD	107,500	27,150	—	134,650

W. Robert Dengler	USD	52,540	24,302		76,842
	CAD	60,000	27,150	—	87,150

Guy G. Dufresne	USD	54,291	24,302		78,593
	CAD	62,000	27,150	—	89,150

Jean-Andre Elie (1)	USD	33,713	10,273		43,986
	CAD	38,500	12,005	—	50,505

Stephen Freedhoff (1)	USD	31,524	10,273		41,797
	CAD	36,000	12,005	—	48,005

Peter C. Jones	USD	94,134	24,302		118,436
	CAD	107,500	27,150	—	134,650

Mahendra Naik	USD	89,318	24,302	—	113,620
	CAD	102,000	27,150	—	129,150

John T. Shaw	USD	56,481	24,302		80,783
	CAD	64,500	27,150	—	91,650

(1)	Jean-Andre Elie and Stephen Freedhoff did not stand for re-election in 2009

Similar to the earlier disclosure provided with respect to outstanding equity entitlements of the Named Executive Officers, the following table sets out all option-based and share-based awards outstanding as at the end of the Corporation’s most recently completed financial year for the directors.

Outstanding share-based awards and option-based awards

2009	Option - Based Awards					Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option Exercise Price	Option Expiry Date	Value of unexercised in-the-money options		Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested
		CAD		USD	CAD		USD	CAD
William D. Pugliese	20,000	7.35	18/12/2012	174,626	183,200	-	-	-
	30,000	6.40	16/05/2013	289,105	303,300
Derek Bullock	7,500	6.40	16/05/2013	72,276	75,825	-	-	-
John E. Caldwell	50,000	10.50	31/05/2011	286,436	300,500	-	-	-
Donald K. Charter	32,000	1.28	10/11/2010	464,512	487,320	-	-	-
W. Robert Dengler	50,000	7.40	31/03/2010	434,182	455,500	-	-	-
Guy G. Dufresne	50,000	10.54	12/11/2011	284,530	298,500	-	-	-
Jean-Andre Elie	16,666	10.54	12/11/2011	94,839	99,496	-	-	-
Stephen Freedhoff	-	-		-	-	-	-	-
Peter C. Jones	50,000	10.50	31/05/2011	286,436	300,500	-	-	-
Mahendra Naik	20,000	7.88	05/06/2012	164,522	172,600	-	-	-
	20,000	7.35	18/12/2012	174,626	183,200
	10,000	6.40	16/05/2013	96,368	101,100
John T. Shaw	25,000	9.51	27/03/2011	166,810	175,000	-	-	-

Also similar to the earlier disclosure provided with respect to the Named Executive Officers, for the Directors, the following table sets out the value vested during the Corporation’s most recently completed financial year in respect of options or shares assuming the options were exercised upon vesting. The Directors do not participate in that non-equity incentive plan of the Named Executive Officers consisting of the short-term cash performance bonus.

Incentive plan awards – value vested or earned during the year

Name	Option-Based awards - Value vested during the year		Share-Based awards - Value vested during the year
	USD	CAD	USD	CAD
William D. Pugliese	32,058	37,800	-	-
Derek Bullock	10,686	12,600	24,302	27,150
John E. Caldwell	27,174	29,665	24,302	27,150
Donald K. Charter	-	-	24,302	27,150
W. Robert Dengler	-	-	24,302	27,150
Guy G. Dufresne	130,776	137,328	24,302	27,150
Jean-Andre Elie	130,776	137,328	10,273	12,005
Stephen Freedhoff	-	-	10,273	12,005
Peter C. Jones	27,174	29,665	24,302	27,150
Mahendra Naik	10,686	12,600	24,302	27,150
John T. Shaw	14,104	17,333	24,302	27,150

Directors’ and Officers’ Liability Insurance

The Corporation has directors’ and officers’ liability insurance for the benefit of the directors and officers of the Corporation which provides coverage in the aggregate of Cdn$35 million for the period from August 1, 2009 to August 1, 2010. The deductible amount on the policy is Cdn$500,000 and the total premium for the period from August 1, 2009 to August 1, 2010 is Cdn$440,000.

SHARE INCENTIVE PLAN

The Corporation’s shareholders have approved a share incentive plan (the “Share Incentive Plan”). The following summary of the Share Incentive Plan is qualified in its entirety by the provisions of the Share Incentive Plan. A copy of the Share Incentive Plan is available to any shareholder, without charge, upon request to the Secretary of the Corporation.

The Corporation has established the Share Incentive Plan for the benefit of full-time and part-time employees, directors and officers of the Corporation and affiliated companies (and persons or companies engaged to provide ongoing management or consulting services to the foregoing) hereinafter referred to as a “Participant” which may be designated from time to time by the directors of the Corporation or a designated committee thereof, (in either case the “Board”). The Share Incentive Plan consists of a share purchase plan (the “Share Purchase Plan”), a share bonus plan (the “Share Bonus Plan”), a deferred share plan (the “Deferred Share Plan”) and a share option plan (the “Share Option Plan”). The following is a summary of the Share Incentive Plan.

There are currently 24,107,401 Common Shares authorized for issue under the Share Incentive Plan. Since the adoption of the Share Incentive Plan, 63,558 Common Shares have been issued pursuant to the Share Purchase Plan and, as a result, 2,686,442 Common Shares remain available for issue from treasury under the Share Purchase Plan; 253,945 Common Shares have been issued pursuant to the Share Bonus Plan and, as a result, 346,055 Common Shares remain available for issue from treasury under the Share Bonus Plan and 31,375 Common Shares have been issued pursuant to the Deferred Share Plan and, as a result, 468,625 Common Shares remain available for issue from treasury under the Deferred Share Plan. In addition, since the adoption of the Share Incentive Plan, option exercises have resulted in the issue of 10,677,275 Common Shares under the Share Option Plan and options to purchase 5,797,520 Common Shares are outstanding under the Share Option Plan. As a result, assuming all of the existing options are exercised in full, 3,782,606 Common Shares remain available for issue upon the exercise of options yet to be granted under the Share Option Plan.

Amending Provisions

The Board may, without shareholder approval, from time to time, make certain amendments to the Share Incentive Plan as set out in section 8.03 of the Share Incentive Plan, including, without limitation,

1.	any amendment of a “housekeeping” nature,

2.

any amendment to comply with the rules, policies, instruments and notices of any regulatory authority to which the Corporation is subject, including the Toronto Stock Exchange (the “TSX”), or to otherwise comply with any applicable law or regulation,

3.	any amendment to the vesting provisions of the Share Purchase Plan, the Share Option Plan or the Deferred Share Plan,

4.

other than changes to the expiration date and the exercise price of an option prohibited by the terms of the Share Incentive Plan, any amendment, with the consent of the optionee, to the terms of any option previously granted to such optionee under the Share Option Plan,

5.

any amendment to the provisions concerning the effect of the termination of a Participant’s employment or services on such Participant’s status under the Share Purchase Plan, the Share Bonus Plan or the Deferred Share Plan,

6.	any amendment to the provisions concerning the effect of the termination of an Optionee’s position, employment or services on such Optionee’s status under the Share Option Plan,

7.	any amendment to the categories of persons who are Participants,

8.	any amendment to the contribution mechanics of the Share Purchase Plan,

9.	any amendment respecting the administration or implementation of the Share Incentive Plan, and

10.

any amendment to provide a cashless exercise feature to any option or the Share Option Plan, provided that such amendment ensures the full deduction of the number of underlying Common Shares from the total number of Common Shares subject to the Share Option Plan.

In 2009, an amendment was made to the vesting provisions of the Share Purchase Plan. In accordance with section 8.03 of the Share Incentive Plan, shareholder approval was not sought for such amendment.

Shareholder approval is required for any amendment to the Share Incentive Plan or to the terms of any award granted under the Share Incentive Plan that (i) increases the number of Common Shares reserved for issue from treasury under the Share Incentive Plan or reduces the exercise price of an option (for this purpose, a cancellation or termination of an option to a Participant prior to its expiry date for the purpose of reissuing an option to the same Participant with a lower exercise price would be treated as an amendment to reduce the exercise price of an option) except in connection with a stock split, spin-off, share dividend, share combination, recapitalization, merger, change of control or similar event, (ii) any amendment which would change the number of days with respect to the extension of the expiration date of options expiring during or immediately following a blackout period, (iii) extends the term of an option other than as then permitted by the Share Incentive Plan, or (iv) permits awards to be transferred other than as then permitted by the Share Incentive Plan.

Insider Limitations

Pursuant to the terms of the Share Incentive Plan, the number of Common Shares issuable from treasury to insiders of the Corporation (within the meaning set out in the applicable rules of the TSX), at any time, under all security based compensation arrangements of the Corporation, may not exceed ten per cent of the total number of Common Shares then issued and outstanding; and the number of Common Shares issued from treasury to insiders, within any one year period, under all security based compensation arrangements of the Corporation, may not exceed ten per cent of the total number of Common Shares then issued and outstanding.

Assignability

No rights under the Share Incentive Plan and no option awarded pursuant to the provisions of the Share Incentive Plan are assignable or transferable by any Participant other than pursuant to a will or by the laws of descent and distribution.

Blackout Periods

The nature of the business of the Corporation gives rise to a number of periods each year during which directors, officers and employees are precluded from trading in securities of the Corporation in accordance with the trading policy and guidelines of the Corporation. These periods are referred to as “blackout periods”. Pursuant to the terms of the Share Incentive Plan, there is an automatic extension of an option term that would otherwise have expired during, or within ten business days of, a Corporation imposed blackout period. In such circumstances, the end of the term of such option will be the tenth business day after the end of the blackout period

Share Purchase Plan

Subject to the requirements of the Share Purchase Plan, the Board has the authority to select those Participants who may participate in the Share Purchase Plan. Under the Share Purchase Plan, the Corporation may choose to issue Common Shares from treasury or to deliver Common Shares purchased through the facilities of the TSX to satisfy the obligation of the Corporation to deliver Common Shares to participants pursuant to the Share Purchase Plan. At such times or times as are determined by the Corporation but in any event no later than December 31 in the applicable calendar year, the Corporation will credit each Participant with the applicable contribution of the Corporation. In order to satisfy the obligations of the Corporation under the Share Purchase Plan, the Corporation may either (i) issue from treasury for the account of each participant Common Shares equal in value to the aggregate amount contributed to the Share Purchase Plan by such Participant and the Corporation and held in trust as of such date at the applicable price determined in accordance with the provisions of the Share Purchase Plan (being the weighted average price of the Common Shares on the TSX for the period in respect of which Common Shares are being issued from treasury under the Share Purchase Plan, being the period of time during which the aggregate contribution of the Participant being used to purchase such Common Shares has been accumulated) or (ii) deliver to the account of each Participant in the Share Purchase Plan Common Shares equal in number to the number of Common Share purchased through the facilities of the TSX with the aggregate amount contributed to the Share Purchase Plan by the Participant and the Corporation as of such date. The Corporation will only issue whole Common Shares.

The minimum contribution of a Participant in the Share Purchase Plan is one per cent, and the maximum contribution is ten percent, of such Participant’s basic annual remuneration. The matching contribution of the Corporation is 75 per cent of the participant’s contribution until the participant’s contribution reaches five per cent of such participant’s basic annual remuneration. As a result, the Corporation’s maximum contribution will be 3.75 per cent of a participant’s basic annual remuneration.

Under the Share Incentive Plan, unless otherwise determined by the Committee, if a participant ceases to be employed by, or provide services to, the Corporation and all Designated Affiliates for any reason (including disability or death) or receives notice from the Corporation of the termination of his or her contract of service or employment, (i) the Participant shall automatically cease to be entitled to participate in the Share Purchase Plan, (ii) any portion of the contribution of the Participant then held in trust for the participant shall be paid to the participant or the estate of the Participant, (iii) any portion of the contribution of the Corporation then held in trust for the Participant shall be paid to the Participant or the estate of the Participant, except in the case of a resignation (not as a result of retirement) or termination for cause, and in such cases, any portion of the contribution of the Corporation then held in trust for the Participant shall be returned and paid to the Corporation, and (iv) any Common Shares then held in safekeeping for the participant shall be delivered to the Participant or the estate of the Participant.

Common Shares issued for, or delivered to, the account of a Participant in the Share Purchase Plan will be held in safekeeping and delivered, subject as otherwise provided in the Share Purchase Plan, to the Participant at such time or times as are determined by the Corporation upon the request of the participant.

If there is a take-over bid (within the meaning of the Securities Act (Ontario)) made for the Common Shares, then the Committee may make any Common Shares held in safekeeping under the Share Purchase Plan for a Participant immediately deliverable in order to permit such Common Shares to be tendered to such bid. In addition, the Committee may permit the contribution of the Corporation to be made and Common Shares to be delivered for the then aggregate contribution of the participant and the Corporation prior to the expiry of any such take-over bid in order to permit such Common Shares to be tendered to such bid.

A maximum of 2,750,000 Common Shares may be issued under the Share Purchase Plan representing less than 1.0 per cent of the number of Common Shares outstanding as at April 13, 2010. For the financial year ended December 31, 2009, Common Shares were purchased in the market. An aggregate of 63,558

Common Shares have been issued to date under the Share Purchase Plan representing 0.02 per cent of the outstanding Common Shares. 2,686,442 Commons Shares remain available to be issued under the Share Purchase Plan.

Share Bonus Plan

The Share Bonus Plan permits Common Shares to be issued as a discretionary bonus to Participants. A maximum equal to the lesser of 600,000 Common Shares and one per cent of the number of Common Shares outstanding from time to time may be issued under the Share Bonus Plan.

An aggregate of 253,945 Common Shares have been issued to date under the Share Bonus Plan representing less than 0.1 per cent of the outstanding Common Shares. 346,055 Commons Shares remain available to be issued under the Share Bonus Plan.

Deferred Share Plan

The Deferred Share Plan permits Common Shares to be issued as a discretionary bonus to Participants. A maximum equal to the lesser of 500,000 Common Shares and one per cent of the number of Common Shares outstanding from time to time may be issued under the Deferred Share Plan. Under the Deferred Share Plan, Common Shares awarded to a Participant may either be (i) issued from treasury, or (ii) purchased through the facilities of the TSX, and delivered to such Participant. The provisions and restrictions (including any vesting provisions) attached to awards of Common Shares granted under the Deferred Share Plan will be determined by the Committee at the time of grant of the award of Common Shares.

If there is a take-over bid (within the meaning of the Securities Act (Ontario)) made for outstanding Common Shares, the Committee may accelerate any awards granted under the Deferred Share Plan and issue or deliver any Common Shares issuable or deliverable under the Deferred Share Plan in order to permit such Common Shares to be tendered to such bid.

Subject to any employment agreement or notice or agreement with respect to an award granted under the Deferred Share Plan or as otherwise determined by the Committee, if a Participant ceases to be employed by or provide services to the Corporation and all the designated affiliates of the Corporation (a “Designated Affiliate”) or resigns as a director or officer of the Corporation and its Designated Affiliates for any reason other than retirement, disability or death, the Participant shall automatically cease to be entitled to participate in the Deferred Share Plan and any entitlement to receive Common Shares thereafter under the Deferred Share Plan shall terminate.

If a Participant dies, any Common Shares to which such Participant was entitled in respect of an award granted under the Deferred Share Plan as of the date of death will be delivered as soon as practicable thereafter and, subject to any employment agreement or notice or agreement with respect to an award granted under the Deferred Share Plan or otherwise determined by the Committee, such Participant shall cease to be entitled to participate in the Deferred Share Plan and any entitlement to receive any Common Shares under the Deferred Share Plan will terminate with effect as of the date of death of such Participant.

Currently 31,375 Common Shares have been issued pursuant to the Deferred Share Plan, representing less than 0.01 per cent of the outstanding Common Shares. 468,625 Common Shares remain available to be issued from treasury under the Deferred Share Plan.

Share Option Plan

The Share Option Plan provides for the grant of non-transferable options for the purchase of Common Shares to Participants. Subject to the terms of the Share Option Plan, the Board has the authority to select

Participants to whom options will be granted, the number of Common Shares subject to options granted and the exercise price of Common Shares under option.

Subject to the provisions of the Share Option Plan, no option may be exercised unless the optionee at the time of exercise is:

(a)

in the case of an eligible employee, an officer of the Corporation or a Designated Affiliate or in the employment of the Corporation or a Designated Affiliate and has been continuously an officer or so employed since the date of grant of the option, provided, however, that a pre-approved leave of absence will not be considered an interruption of employment for the purposes of the Share Option Plan;

(b)

in the case of an eligible director who is not also an eligible employee, a director of the Corporation or Designated Affiliate and has been such a director continuously since the date of grant of the option; and

(c)

in the case of any other Participant, engaged, directly or indirectly, in providing ongoing management or consulting services for the Corporation or Designated Affiliate and has been so engaged since the option’s date of grant.

The exercise price for purchasing Common Shares cannot be less than the closing price of the Common Shares on the TSX on the last trading day immediately preceding the date of grant of the option. Each option, unless sooner terminated pursuant to the provisions of the Share Option Plan, will expire on a date determined by the Board at the time of grant, which date cannot be later than ten years from the date the option was granted.

The vesting provisions of options granted pursuant to the Share Option Plan provide for the vesting of options in accordance with any applicable terms of any employment agreements or in any notice or option agreement entered into between the Corporation and the holder of the option. In the absence of any vesting provisions being so provided, options granted under the Share Option Plan shall vest equally over a three year period. The total number of Common Shares that may be issued under the Share Option Plan cannot exceed 20,261,806 Common Shares. In addition, the aggregate number of Common Shares at any time available for issue to any one person cannot exceed five per cent of the number of Common Shares then outstanding.

If an optionee: (i) ceases to be a director of the Corporation or a Designated Affiliate (and is not or does not continue to be an employee thereof) for any reason (other than death), or (ii) ceases to be employed by, or provide services to, the Corporation or a Designated Affiliate (and is not or does not continue to be a director or officer thereof), or any corporation engaged to provide services to the Corporation or the Designated Affiliates, for any reason (other than death) or receives notice from the Corporation or a Designated Affiliate of the termination of his or her employment contract, except as otherwise provided in any employment contract, such participant will have 60 days from the date of such termination or cessation, as the case may be, to exercise his or her options to the extent that such participant was entitled to exercise such options at the date of such termination or cessation. Notwithstanding the foregoing or any employment contract, in no event will such right extend beyond the term of the option.

If a Participant shall die, any option held by such Participant at the date of such death shall become immediately exercisable, and shall be exercisable in whole or in part only by the person or persons to whom the rights of the optionee under the Option shall pass by the will of the optionee or the laws of descent and distribution for a period of nine months (or such other period of time as is otherwise provided in an employment contract or the terms and conditions of any option) after the date of death of the optionee or prior to the expiration of the option period in respect of the option, whichever is sooner, and then only to the extent that such optionee was entitled to exercise the option at the date of the death of such optionee.

No options awarded pursuant to the provisions of the Share Option Plan are assignable or transferable by any Participant other than pursuant to a will or by the laws of descent and distribution.

If a take-over bid (within the meaning of the Securities Act (Ontario)) is made for the Common Shares, then the Board may permit all outstanding options to become immediately exercisable in order to permit Common Shares issuable under such options to be tendered to such bid.

As a result of the exercise of options and the resulting issue of Common Shares, the number of Common Shares now reserved for issue under the Share Option Plan is 9,580,126 Common Shares, representing 2.6 per cent of the current outstanding Common Shares. Options to purchase an aggregate of 5,797,520 Common Shares are currently outstanding, leaving an aggregate of 3,782,606 Common Shares available for future grants of options under the Share Option Plan representing 1.0 per cent of the current outstanding Common Shares.

In addition, there currently are 143,127 options outstanding relating to options acquired from the acquisitions of Repadre Capital Corporation and Cambior Inc. These options are excluded from the shares reserved for issue under the Share Incentive Plan.

Equity Compensation Plan Information

Equity Compensation Plans Approved by Securityholders	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights (CA$)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))

	(a)	(b)	(c)

IAMGOLD Share Option Plan	5,797,520	$10.68	3,782,606

IAMGOLD Share Bonus Plan	15,000	$0	331,055

IAMGOLD Deferred Share Plan	95,125	$0	373,500

IAMGOLD Warrants	160,000	$14.79	0

Repadre Share Option Plan	53,667	$1.28	0

Cambior Share Option Plan	86,460	$6.68	0

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The directors of the Corporation are committed to good corporate governance and set a “tone at the top” consistent with such commitment for all of those employed by or doing business with the Corporation. The directors recognize that good corporate governance is important for the successful operation of the business of the Corporation, the preservation of its reputation and thus the creation of stakeholder value, all of which are in the long-term best interests of the Corporation.

The Board has formed a Nominating and Corporate Governance Committee (the “NCGC”) with a mandate to ensure the Corporation’s continued compliance with the evolving corporate governance requirements of applicable regulatory authorities. The NCGC also ensures the Corporation remains apprised of the evolving corporate governance best practices of shareholder advocates. The recommended best practices often exceed applicable regulatory requirements and are adopted by the Corporation, as appropriate. In addition to the foregoing activities, the NCGC is also mandated with recommending to the Board suitable director nominees for election to the Board.

The Corporation is listed on the Toronto Stock Exchange, New York Stock Exchange and Botswana Stock Exchange. The Corporation complies with all corporate governance requirements of the Canadian Securities Administrators and the Toronto Stock Exchange. As a “foreign private issuer”, for United States securities regulatory purposes, the Corporation complies with the corporate governance requirements of the New York Stock Exchange. For example, the Audit Committee of the Board is fully compliant with the requirements of Rule 10A-3, made under the Securities Exchange Act of 1934, as a consequence of Section 301 of the Sarbanes-Oxley Act of 2002.

This Statement of Corporate Governance Practices, which has been prepared by the NCGC and approved by the Board, is a description of the Corporation’s governance structures and practices. As discussed in this Statement of Corporate Governance Practices and elsewhere in this Circular, such as the foregoing Statement of Executive Compensation, the Corporation possesses the following governance structures and attributes:

•	a majority voting policy in respect of the election of directors;

•	an advisory vote on the Corporation’s approach to executive compensation;

•	independent directors comprise 90% of the Board;

•	regular in camera Board discussions;

•	key (and separate) committees of the Board, namely, the Audit Committee, HRCC, NCGC and Environmental, Health and Safety Committee (the “EHSC”), are comprised entirely of independent directors;

•	written mandates for each of the Board and its key committees that ensure, collectively, that the Corporation is effectively governed;

•	members of committees of the Board are rotated from time to time;

•	the Chairman of the Board and CEO of the Corporation are separate individuals;

•	a greater than 88% attendance record for each director in terms of Board and relevant committee meetings;

•

the requirement that non-audit fees (broken out in this Circular) of the Corporation’s external auditor be pre-approved by the Audit Committee and then that such fees do not exceed audit or audit-related fees (which they do not, as disclosed earlier in this Circular), with a view to ensuring the independence of the Corporation’s external auditor (and which rotates the lead audit engagement partner at least every five years);

•	no former CEO or CFO (within the last three years) on the Audit Committee or HRCC;

•	a Board that is not classified, each director being elected for no longer than one year;

•	a single class capital structure, consisting only of Common Shares, having equal voting rights;

•

a compensation model that pays for performance, based on the achievement of measurable, risk-adjusted objectives that drive the creation of long-term shareholder value (and, commencing with 2009 performance, incentive compensation may be lawfully “clawed back” in those exceptional cases where the performance under which it was granted is subsequently found not to be confirmed, such as in cases of material earnings restatements or fraud);

•	executive employment agreements that do not contain multi-year guarantees of salary increases, bonuses and/or equity-related compensation, irrespective of performance;

•	minimum equity ownership requirements for its directors and executive officers;

•	equity-related compensation grants are based on performance and have a dilutive impact of less than 1%;

•	director and executive succession planning programs to develop a deep pool of talent within the Corporation and that reduce potential retention payments and payments for external hires; and

•

a recruitment and nominating process for directors that is merit based (does not discriminate on the basis of race, gender, age or other irrelevant consideration) and undertaken in relation to the skills, experience and competencies the Board has determined are strategically necessary for it, as a whole, to possess. Such recruitment and nominating process has ensured that the Corporation has directors qualified to meet its needs from time to time.

When used to describe a director in this Statement of Corporate Governance Practices, the term “independent” has the meaning given to it by the Canadian Securities Administrators and the New York Stock Exchange, namely, a director who has no direct or indirect material relationship with the Corporation and is not otherwise presumed, under applicable regulatory requirements, to be non-independent – a “material relationship” with the Corporation being a relationship which could, in the view of the Corporation’s Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. Neither compensation received in connection with directorship nor the holding of shares of the Corporation constitute such a material relationship.

Majority Voting

As part of the good corporate governance structures and practices of the Corporation, the Board, this year, has adopted a majority voting policy in respect of the election of the Corporation’s directors. This policy applies in uncontested elections only. Directors are voted on individually and not as a slate.

Any individual director nominee that, in respect of the votes submitted at the meeting to elect directors, has more than 50% of the votes withheld from rather than voted for his election may, in the discretion of the Board, not be accepted as a director, if otherwise elected pursuant to applicable corporate law. If more than 50% of the votes are withheld from rather than voted for a director’s election, the NCGC will decide whether to recommend to the Board that the Board request the resignation of the director. In recommending to the Board whether to request the resignation of the director or not, the NCGC will review the results of the shareholder vote, applicable regulatory requirements in respect of the constitution of the Board and certain of its committees and, in respect of incumbent directors, the particular director’s attendance at Board and committee meetings, the contribution of the director to Board and committee discussions and the director’s performance assessment. In addition, it will consider what, if any, expressed reasons for a withhold vote have been given, the merits of such reasons and the ability to rectify concerns.

The director whose election is being deliberated on in accordance with this policy does not participate in the NCGC’s nor the Board’s determination as to whether to request his resignation. If the Board requests the resignation of the director, the director will be required to resign his directorship. In the case of a resignation, the Board may appoint a new director to fill the vacancy created.

Directors Compensation

The NCGC recommends the amount and form of the compensation of directors, which is disclosed along with the compensation of NEOs in the foregoing Statement of Executive Compensation. In making recommendations to the Board in respect of the compensation of directors, it considers the time commitment, risks and responsibilities involved in a directorship with the Corporation as well as market data pertaining to the compensation paid to directors of peer group companies. The NCGC recognizes that the recommended compensation for directors must not compromise their independence and ability to make appropriate judgments in overseeing the compensation paid to management.

Nomination of Directors

At least annually, in conjunction with the long-term financial forecasts of management, the Board confirms with management the strategic direction of the business of the Corporation. The Board then delegates to the NCGC, comprised only of independent directors, the recommendation of director nominees that will best serve the adopted strategy’s success. Based on an intimate understanding of the strategy, the NCGC looks at the skills and experience that individual directors, as well as the Board as a whole, should possess. In respect of the nominees for the election of directors to which this Circular pertains, the NCGC, and the Board, considered competencies, skills and experience in the following areas, with a view to ensuring the Board, collectively, would possess the appropriate, strategic skill and experience set:

•	executive leadership/strategic planning;

•	corporate finance/mergers and acquisitions;

•	accounting/audit/risk management;

•	mineral exploration;

•	mining operations;

•	environment/health/safety/corporate social responsibility;

•	government/international relations;

•	marketing/communications/public relations;

•	human resource management/compensation;

•	corporate governance; and

•	other mining and public company directorships.

The competencies, skills and experience the NCGC considers when recommending director nominees for election to the Board are updated on at least an annual basis, in conjunction with the Board’s review of the strategy of the Corporation. The required majority independence of the Board, time commitment of a director of the Corporation and an appropriate size of the Board to facilitate effective decision making are also considered. As opposed to strictly age (a mandatory retirement policy), race, gender or other irrelevant consideration, the NCGC assesses the contribution a director nominee is able to make in the individual’s particular circumstances. Before nomination, director nominees are required by the NCGC to have fully understood the roles and responsibilities of the Board and its committees and the contribution that individual directors are expected to make to the Corporation.

With a view to reinforcing the alignment between director and stakeholder interests, director nominees are further required by the Board to agree that they will hold a minimum of 5,000 Common Shares within three years of becoming a director of the Corporation and maintain such minimum shareholding in the Corporation throughout the director’s tenure. As of the date of this Circular, all director nominees have attained this investment requirement (see the foregoing section “Business of the Meeting – Election of Directors” for details regarding director shareholdings). Given the volatility of the market and that fluctuations in the market value of the Corporation’s stock are not within the control of directors, the Board has prescribed a minimum number of shares to be held as opposed to market value.

The NCGC may, at the Corporation’s expense, retain external consultants to assist in the search for suitable director nominees. Any shareholder who wishes to recommend a candidate for consideration by the NCGC may do so by submitting the candidate’s name and biographical information, including background, qualifications and experience to the Chairman of the NCGC.

Board of Directors

Based on the recommendation of the NCGC, in terms of appropriate geographical, professional and industry representation on the Board and the need to be small enough to facilitate open dialogue among directors and effective decision making, the Board has determined that an appropriate size is ten members. The reduction in Board size last year, from twelve to ten members, was taken to facilitate effective decision making and the NCGC was careful not to sacrifice any of the strategic competencies, skills and experience the Board, as a whole, should possess. The Board currently consists of nine members. The NCGC currently is in search of a permanent and suitable CEO nominee. The Chairman of the Board is independent and separate from the CEO. Consistent with the Board’s position that independence from management is fundamental to its effectiveness, all directors are independent, except for the CEO, and the Board and its committees do, in fact, act independently through conducting part of each of their meetings “in camera” (without any management or non-independent director present) and generally deliberating and resolving on proposed actions of management in such in camera sessions. In camera sessions facilitate open and candid discussion among independent directors.

In camera sessions were held at every Board and committee meeting held in 2009. In addition to regularly scheduled in camera sessions at meetings, which generally follow management’s proposals, any independent director, at any time, may request that management not be present for all or any part of a meeting. In camera sessions have pertained, for example, to consideration of the CEO’s performance, compensation and succession, and any sensitive or material transaction, agreement or other matter proposed by management. In addition to in camera sessions, the Audit Committee regularly holds, absent management, sessions with the Corporation’s external auditors to allow them to discuss openly their annual audit of the Corporation’s year-end financial statements and cooperation from management.

The Board, directly, or through its NCGC, regularly reviews each director’s relationships with the Corporation to determine his or her independence from time to time. The Board collects information pertaining to relationships from a variety of sources, including directors’ responses to an annual, detailed independence questionnaire, which seeks to determine the connections, if any, of a director, family member or controlled entity of the director, to the Corporation. After consideration of all business, family and not-for-profit relationships between directors and the Corporation, the Board has determined that all directors, which are nominees for this year’s election of directors, except for the interim CEO, are independent. The interim CEO is not independent solely because he is part of management.

The Board held 19 meetings in 2009. The NCGC, when recommending director nominees for election to the Board, and the Board, consider attendance at Board and committee meetings, absent compelling reasons, critical for directors to adequately perform their duties and responsibilities to the Corporation. In accordance with applicable regulatory requirements, the Audit Committee meets at least every quarter to review the Corporation’s financial statements and related disclosure documents. Other committees of the Board meet at least once each year or more frequently as necessary to ensure their mandates are adequately performed and as the business and affairs of the Corporation require from time to time. Committees of the Board held a total of 30 meetings in 2009. The following table sets out the attendance record for directors for 2009.

DIRECTORS’ MEETING ATTENDANCE(1)

Name	Board Meetings		Committee Meetings		Total Board/Committee Meetings
Derek Bullock	17 of 19	89%	5 of 5	100%	22 of 24	92%
John E. Caldwell	16 of 19	84%	17 of 17	100%	33 of 36	92%
Donald K. Charter	19 of 19	100%	21 of 22	95%	40 of 41	98%
Joseph F. Conway(3)	17 of 17	100%	Not Applicable	Not Applicable	17 of 17	100%
W. Robert Dengler	16 of 19	84%	2 of 2	100%	18 of 21	90%
Guy G. Dufresne	18 of 19	95%	2 of 2	100%	20 of 21	95%
Jean-André Élie(3)	7 of 7	100%	7 of 7	100%	14 of 14	100%
Stephen Freedhoff(3)	7 of 7	100%	7 of 7	100%	14 of 14	100%
Peter C. Jones	19 of 19	100%	18 of 19	95%	37 of 38	97%
Mahendra Naik	19 of 19	100%	17 of 17	100%	36 of 36	100%
William D. Pugliese	18 of 19	95%	4 of 6	67%	22 of 25	88%
John T. Shaw(2)	18 of 19	95%	2 of 2	100%	20 of 21	95%
(1)	Percentages have been rounded to the nearest percent.
(2)	Because of distance, John Shaw usually participates by telephone.
(3)	As of May 14, 2009, Jean-André Élie and Stephen Freedhoff ceased to be directors. As of January 15, 2010, Joseph Conway ceased to be a director.

With a view to ensuring attendance at meetings, an adequate commitment of time to the Corporation’s business and affairs and independence from management, the NCGC reviews directorships and committee appointments held by director nominees and directors other than with the Corporation. The NCGC particularly scrutinizes the time and resource commitment a director nominee or current director who is a CEO of a public company and also a director of more than two other public companies is reasonably able or continue to be able to make.

The NCGC has found each of this year’s director nominees, as reflected in their above attendance at the previous year’s Board and committee meetings, as having the ability to commit the time and resources necessary to adequately oversee the conduct of the Corporation’s business and affairs. The Board values the knowledge, experience and additional perspective of members that sit on the boards of directors of a variety of other publicly traded companies. Provided they do not interfere with the expected commitment to the oversight of the Corporation’s business and affairs, the Board encourages directorships at mining and public companies that are likely to face business, regulatory and social issues similar to those faced by the Corporation from time to time.

Interlocking relationships between directors are also monitored. No director serves on the board of directors of any other public company with any other director and thus there are no interlocking relationships. In addition, there are no interlocking relationships between directors, such as those that comprise the HRCC, and executive officers. The following table sets out directorships and committee appointments held by the nominees for this year’s election of directors, which are currently the directors of the Corporation.

OTHER PUBLIC COMPANY DIRECTORSHIPS
Name	Directorships (Stock Exchange listing)	Committee Appointments
Derek Bullock	CANARC Resource Corp. (TSX)	Member of the Audit Committee
John E. Caldwell	Faro Technologies Inc. (Nasdaq)	Chairman of the Audit Committee Chairman of the Operational Audit Committee Member of the Compensation Committee Member of the Governance Committee
	Advanced Micro Devices	Member of the Audit and Finance Committees
	SMTC Corporation	None
Donald K. Charter*	Dundee REIT (TSX)	None
	Great Plains Exploration Inc. (TSX)	Member of the Compensation Committee Member of the Audit Committee
	Lundin Mining Corporation (TSX)	Member of the Audit Committee Member of the Compensation Committee
W. Robert Dengler	Denison Mines Corp. (TSX) (NYSE)	Member of the Compensation Committee Chairman of the Environmental Health and Safety Committee
Guy G. Dufresne	Royal & SunAlliance Canada (NYSE, LSE)	Member of the Audit Committee Member of the Pension and Investment Committee
Peter C. Jones	Mizuho Corp Bank (Canada)	Member of the Audit Committee Member of the Compliance Committee
	Century Aluminum Company (NASDAQ)	Member of the Audit Committee Chairman of the Compensation Committee
Mahendra Naik	Fortune Minerals Ltd. (TSX)	Chairman of the Audit Committee Member of the Compensation Committee Member of the Special Committee
William D. Pugliese	None	None
John T. Shaw	Discovery Metals Ltd. (ASX, BSE, AIM)	Member of the Audit Committee Member of the Nomination and Remuneration Committee

* In addition, Mr. Charter is a director of two junior TSX Venture listed companies – Adriana Resources Inc., of which he is Chairman, and Corsa Capital Ltd., where he is a member of the Governance and Audit Committees.

Board Roles and Responsibilities

The roles and responsibilities of the Board are prescribed by applicable laws as well as the governance policies of the Corporation. The primary duty and responsibility of the Board is the stewardship of the Corporation and oversight of the day-to-day management of the business and affairs of the Corporation, with a view to the long-term creation of stakeholder value. The Board oversees the following matters, among others:

•

the adoption of a strategic direction for the Corporation, at least annually, which strategy takes into account the opportunities and risks of its business, as identified by management, and approval of capital and operating budgets in conjunction with the adopted strategic plan;

•	the competencies of the CEO and other executive officers to carry out the strategic direction of the Corporation adopted by the Board and that the strategy is effectively implemented by the CEO;

•	the integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the Corporation;

•

that the Corporation is effectively governed through the adoption of good corporate governance structures and practices, its assets are protected and reputation is preserved and complies with all laws applicable to its business, wherever conducted;

•

identifying the principal risks of the Corporation’s business and ensuring the implementation of appropriate prevention, detection and mitigation systems and controls to manage such risks, including controls over financial reporting to ensure reliability and disclosure controls to ensure timely, accurate and complete reporting;

•	establishing a communications policy for the Corporation to facilitate communications with investors and other stakeholders while ensuring no selective disclosure of material information;

•

senior management succession planning, including appointing, training and monitoring senior management. Regular presentations to the Board by the executive team assist the Board in making first-hand assessments of the competencies of individual executives; and

•

director succession planning, to ensure the Board remains appropriately balanced in terms of the necessary strategic skills and experiences, including in the case of a sudden, unexpected departure of a director (and to this end, the NCGC maintains access to a suite of qualified director candidates).

The Board discharges its oversight of the day-to-day management of the Corporation directly and through its committees. The Board expects to be regularly informed by management with regard to the day-to-day management of the business and affairs of the Corporation and, where difficulties arise in the execution or implementation of agreed upon strategic plans, expects management to recommend alternate plans and strategies with a view to ensuring the business and affairs of the Corporation progress. The full responsibilities of the Board are set out in its mandate, a copy of which is attached to this Circular as Appendix “B”.

Committees of the Board

The Board has formed a standing Audit Committee, HRCC, EHSC and NCGC. The Board may form other committees from time to time as necessary or appropriate to adequately address matters the Corporation is faced with. The members of each committee are appointed by and comprised exclusively of the independent directors of the Board.

The chairperson of a committee is appointed by that committee’s members. The committees are tasked with the performance of their mandates, which are, at least annually, reviewed and approved by the committees, the NCGC and the Board. Copies of the mandates of the various standing committees of the Board may be accessed on the Corporation’s website, at www.iamgold.com. Each mandate empowers each committee to retain, at the cost of the Corporation, the services of such external advisors as it may deem necessary or advisable from time to time to assist it in the proper performance of its mandate. The mandates, collectively, ensure that the Board fulfills its duties and responsibilities and that there is effective oversight and direction of management in the conduct of the Corporation’s business and affairs and the advancement of the corporate strategy adopted by the Board.

The Audit and Finance Committee currently consists of three independent directors. In 2009, the Audit Committee consisted of four independent directors, with the inclusion of Peter Jones, who stepped down from the Audit Committee at the beginning of this year when he assumed the role of interim CEO of the Corporation, following the departure of Joseph Conway, and therefore was no longer independent. The general mandate of the Audit Committee is to review and recommend for Board approval the Corporation’s annual and quarterly financial statements and related regulatory disclosures prepared by management as well as the process of preparation. A review of the process entails a review of the Corporation’s internal controls over financial reporting and disclosure controls, the performance of such controls during the period to which the disclosures relate, the accounting principles used by management to compile the financial statements, the assumptions and estimates of management reflected in the financial statements and a review of the external auditor’s assessments. The Audit Committee ensures the external auditor remains independent from management through, among other things, the required pre-approval of non-audit services and costs and recommends to the Board, each year, the nomination of an external auditor. The lead audit engagement partner of the external auditor is rotated at least every five years by the external auditor. The Audit Committee, together with management and the internal auditor of the Corporation, which auditor reports directly to the Audit Committee, is also principally charged with the identification, prevention, detection and mitigation of the principal risks faced by the Corporation from time to time. In addition to in camera sessions with the external auditor, the Audit Committee holds sessions with the internal auditor, without management or the external auditor present, to discuss the process and results of the ongoing internal audit of the Corporation and the cooperation with the external auditor.

For the purposes of applicable securities regulatory requirements, the Board has determined that all members of the Audit Committee are “financially literate”, “audit committee financial experts” and have the necessary time to commit to its affairs. In the Board’s determination of the financial literacy of members of the Audit Committee, which must be financially literate before their appointment by the Board to the Audit Committee, the Board confirms that members possess the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can be reasonably expected to be raised by the Corporation’s financial statements. The Board also assesses familiarity with the application of accounting principles, including in respect of estimates, accruals and reserves, an understanding of internal controls and procedures for financial reporting, familiarity with emerging accounting issues, past employment experience in finance or accounting, professional certification in accounting, and any other comparable experience or background which results in the member’s financial sophistication, including having been a CEO, CFO or other senior officer with financial oversight responsibilities.

The Audit Committee held twelve meetings in 2009. The current members of the Audit Committee are John E. Caldwell, Donald K. Charter and Mahendra Naik. Additional disclosure with respect to the Audit Committee may be found in the Corporation’s most recent Annual Information Form, which may be accessed through SEDAR, at www.sedar.com.

The Human Resources and Compensation Committee currently consists of three independent directors, each experienced in matters of executive compensation, having been a former senior executive of a publicly traded company. Its roles and responsibilities, together with management, include the development of a responsible pay for performance compensation program of the Corporation in respect of management and the administration of the Corporation’s shareholder approved Share Incentive Plan (described earlier in this Circular) that provides the Board with the means to reward performance in the form of equity. The pay for performance compensation program of the Corporation is a compensation program that motivates and pays for performance. The Corporation has undertaken steps to ensure that incentive compensation, commencing with grants in respect of 2009 performance, may be lawfully “clawed back” in cases where the performance under which it was granted is subsequently not confirmed, such as in cases of material earnings restatements or fraud. The program is also competitive with that of the Corporation’s peer group companies in order that talented management, whom drive shareholder value creation over the long-term, can be attracted, retained and motivated. It is a compensation program that avoids what well-known shareholder advocate groups may deem problematic pay practices, such as stock option back-dating or re-pricing or the availability of supplemental executive pension plans. No new executive employment agreement will be entered into by the Corporation without a “double trigger” in respect of change of control severance entitlement and no increased cash payment on a change of control event will be made.

Further information with respect to the compensation philosophy of and guidelines and market information used by the HRCC in the process of recommending to the Board the amount and the form (cash and/or equity-related) of the compensation to be awarded management, the metrics (corporate, operational, departmental and individual components) and the process and benchmarks used to assess the performance of management may be found in the foregoing Statement of Executive Compensation.

Information as to whether any compensation consultant was retained last year and, if so, the services performed by such consultant is also available in the Statement of Executive Compensation. Similar to ensuring the independence of the external auditor of the Corporation, in order that any compensation consultant retained by the HRCC from time to time be and remain independent from management throughout the course of their mandate, any services performed by such consultant for management must be pre-approved by the HRCC.

The HRCC held eleven meetings in 2009. The current members of the HRCC are Donald K. Charter, W. Robert Dengler and Mahendra Naik. In 2009, Peter Jones sat on the HRCC as Chairman but, following his assumption of the role of interim CEO of the Corporation, stepped down at the beginning of this year.

The Nominating and Corporate Governance Committee currently consists of three independent directors. Its primary responsibilities, in addition to the recommendation to the Board of suitable nominees for election to the Board, as earlier described, are to ensure the Corporation’s continued compliance with the evolving corporate governance requirements of applicable regulatory authorities, through the recommendation of appropriate corporate governance structures and practices. It also ensures the Corporation remains apprised of the evolving corporate governance best practices of shareholder advocates, which often exceed regulatory requirements and are adopted by the Corporation, as appropriate. The NCGC is also mandated to recommend the mandates of the Board and its committees with a view to ensuring, collectively, effective stewardship of the Corporation and to monitor the performance of the mandates and performance or contributions of individual directors. The size and composition of the Board, orientation and continuing education of directors as well as their compensation, organizational hierarchy and reporting structure of the Corporation and succession planning for senior management are also reviewed.

The NCGC held five meetings in 2009. The current members of the NCGC are Donald K. Charter, John E. Caldwell and Derek Bullock.

The Environmental, Health and Safety Committee currently consists of three independent directors. The mandate of the EHSC is to assist the Board in the oversight of management’s fulfillment of the Corporation’s social responsibilities in respect of all operations, wherever situate. It oversees the

Corporation’s compliance with applicable environmental, health and safety laws and the implementation of socially responsible, best practices to monitor and limit the environmental footprint of the Corporation’s operations, prevent worker injury and reduce lost-time incidents (such as through the use of leading health and safety performance indicators) and effectively restore and reclaim properties.

The EHSC held two meetings in 2009. The current members of the EHSC are W. Robert Dengler, John T. Shaw and Guy G. Dufresne.

Position Descriptions

The Board has developed and approved a written position description for the Chairman of the Board. The primary responsibilities of the Chairman are to, in conjunction with management or otherwise, plan, organize and chair all meetings of the Board and shareholders of the Corporation, ensure that directors and shareholders have before them, reasonably in advance, all relevant and useful information for their meetings and to ensure the Board functions effectively and adequately performs its mandate. The Chairman acts as the primary liaison between the Board and management and ensures management is fully aware of directions and mandates from the Board. As earlier noted, the Chairman of the Board is, as determined by the Board, independent. The Chairman does not sit on the board of directors of any other public company.

The mandates of the committees of the Board, which are recommended by the NCGC and approved by the Board, define the authority, roles and responsibilities of each of the committees. In terms of position descriptions for the various committee chairpersons, the Board believes the mandates themselves provide such chairpersons with their position descriptions.

The Board and the CEO have developed written position descriptions for the CEO and other executive officers. The primary responsibilities of the CEO are to develop and implement a strategic business plan for the Corporation, as adopted by the Board, recruit, develop, delineate the responsibilities of and monitor executive management, manage and monitor the various existing exploration, development and producing interests of the Corporation and secure new opportunities for the Corporation, develop and maintain a culture of integrity throughout the Corporation and protect and enhance the Corporation’s reputation. The CEO provides leadership and direction to management throughout the Corporation and is directly accountable to the Board. Upon the CEO’s retirement or other departure from the Corporation, the CEO resigns his or her directorship.

Assessments of Board Performance

The NCGC monitors the performance of the Board and its committees, in respect of their mandates, and the performance of directors themselves, throughout the year with regard to the effectiveness and contribution of each. The committees of the Board, led by their chairpersons, assist the NCGC through self-assessments of the performance of their respective mandates. On an annual basis, each director is required to complete forms that evaluate the performance of the Board and its Chairman. Director peer reviews are performed in the context of discussions between individual directors and the Chairman of the NCGC, who reviews all director evaluations and recommends to the Board any actions that may be deemed necessary or advisable by the NCGC to ensure the Board continues to function effectively and adequately perform its mandate. Director performance, assessed against the competencies and skills the director is expected to bring, is considered in the nomination for election of incumbent directors, such as the directors nominated in this Circular.

Orientation and Continuing Education

In respect of the orientation of new directors to the role and responsibilities of the Board, its committees and directors as well as the nature and operation of the Corporation’s business, new directors are given the opportunity to meet with other directors and members of the Corporation’s executive team to discuss the same. Written information is made available to new directors regarding the duties and obligations of directors, the mandates of the Board and its committees, the Corporation’s Code of Business Conduct and Ethics (described below), minutes of the meetings of the Board and the most recent annual report, annual information form and management information circular of the Corporation.

To ensure the knowledge of directors with respect to the Corporation and their duties and responsibilities remains current, the Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process. To facilitate ongoing education of the Corporation’s directors, the NCGC periodically canvasses directors to determine their training and educational needs and interests, arranges visits to the Corporation’s various exploration, development and producing operations and arranges funding for the attendance of directors at seminars or conferences of interest and relevance to their duties and responsibilities to the Corporation.

Code of Business Conduct and Ethics

Consistent with and to protect the integrity and reputation of the Corporation, the Board has adopted a Code of Business Conduct and Ethics for the directors, officers and employees of the Corporation. Service providers to the Corporation, either before or at the time of being contracted, are similarly required to acknowledge and abide by the provisions of the Code. The Code sets out fundamental principles upon which the business and affairs of the Corporation, wherever conducted, are based and is designed to promote integrity and deter wrongdoing. The Code provides that any conflict of the interest of an employee with that of the Corporation is to be avoided in favour of the Corporation, the assets and opportunities of the Corporation are to be protected and used only for the purposes of the Corporation, non-public information pertaining to the Corporation is to be kept confidential and all laws applicable to the Corporation are to be complied with. For example, should a director or executive officer have an interest in an agreement or transaction with the Corporation being considered by the Board, such director shall disclose his or her interest in the counterparty and withdraw from any discussion, assessment or decision of the Board relating thereto, including any Board vote thereon. A copy of the complete Code of Business Conduct and Ethics may be accessed on the Corporation’s website, at www.iamgold.com.

Any material departure from the Code by a director or executive officer of the Corporation must be promptly disclosed. There were no such material departures from the Code in 2009. Similar to any allegations regarding the Corporation’s internal controls over financial reporting or disclosure controls, any alleged departure from the Code may be, anonymously and confidentially, orally or in writing, reported to the Chairman of either or both the Audit Committee and the NCGC. The Corporation routinely conducts internal audits to test compliance with the Code and confirms its directors, officers and employees continue to be aware of the Code’s requirements as well as the resources available to report alleged breaches.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS AND MATTERS TO BE ACTED UPON

Except as otherwise disclosed in this Circular, no transactions have been entered into since January 1, 2009 or are proposed to be entered into which have materially affected or will materially affect the Corporation or its subsidiaries involving, and no matter to be acted upon at the meeting other than the election of directors or the appointment of auditors materially involves, directly or indirectly, a director or executive officer since January 1, 2009, a proposed nominee for election as a director of the Corporation or any associate or affiliate of any such director or executive officer or proposed nominee.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on SEDAR, at www.sedar.com, and EDGAR, at www.sec.gov/edgar.shtml. Further financial information relating to the Corporation is provided in the comparative financial statements and management’s discussion and analysis of the financial statements of the Corporation for its most recently completed financial year. The Corporation will provide any shareholder of the Corporation, without charge, and upon request to the Secretary of the Corporation, with:

(i)	a copy of the current annual information form of the Corporation, together with a copy of any document, or the pertinent pages of any document, incorporated therein by reference;

(ii)	a copy of the comparative financial statements of the Corporation for the year ended December 31, 2009, together with the report of the auditor thereon; and

(iii)	a copy of management’s discussion and analysis of the financial statements of the Corporation for the year ended December 31, 2009.

APPROVAL

The contents and the sending of this Circular to the shareholders of the Corporation have been approved by the directors of the Corporation.

DATED at Toronto, Ontario this 13th day of April, 2010.

BY ORDER OF THE BOARD

PETER C. JONES Interim President and Chief Executive Officer

APPENDIX “A”

IAMGOLD CORPORATION

DIRECTOR NOMINEE BIOGRAPHIES

William D. Pugliese: Mr. Pugliese is a businessman and an original founder of the Company. From 1990 to 1993 he held the position of Co-chairman and Chief Executive Officer of the Company. In January 2003, Mr. Pugliese stepped down from the position of Chief Executive Officer and has continued in his role as Chairman of the Board. He participated directly in the evolution of the company, including the development of the Sadiola concession in Mali through his dealings with government officials and joint venture partners.

Mr. Pugliese has an extensive business background developed over a period of 35 years as the principal shareholder in a number of private Canadian companies, which included; internet-based business directories and data marketing, the development of recreational resort properties in Canada and the development and licensing of Smartboard, a patented construction product technology.

Derek Bullock: A Board member since October 1994, Mr. Bullock is a mining engineer with an M.Sc. (Mining Engineering) from Queen’s University and over 40 years of international experience, including consulting for the World Bank. Formerly, Mr. Bullock was President and Chief Operating Officer of the Company. He recently retired as President of Delitova Corporation, an international mining and mineral resources consulting company. Before founding Delitova, he had worked as a Shift Boss and Mine Captain for Ashanti Goldfields, then Iron Ore Company of Canada, where he became Superintendant of Engineering and Acting Manager of Mines. Mr. Bullock then joined the Los Angeles-Based international consulting firm, Dames & Moore, where he became a Partner and Managed the Global Mining Group. Formerly the Canadian Institute of Mining and Metallurgy Adjunct Professor of Mining at the University of Toronto, Mr. Bullock also serves as a director of CANARC Resource Corporation, a TSX-listed company.

John E. Caldwell: Mr. Caldwell is a Chartered Accountant and holds a Bachelor of Commerce degree from Carleton University, Ontario. He has over 30 years experience as a senior executive of various publicly held companies. Mr. Caldwell has obtained significant experience in analyzing and evaluating financial statements as well as exposure to accounting and financial matters as President and Chief Executive Officer of SMTC Corporation (a global provider of advanced electronic manufacturing services) since 2003, as President and Chief Executive Officer of CAE Inc. (a flight simulation and training services company) for over 6 years, as Chief Financial Officer of CAE Inc. for 4 years and 12 years in various senior financial positions at a consumer products company.

Mr. Caldwell has acquired through his education and experience, an understanding of accounting principles used by the Company to prepare its financial statements and the implications of said accounting principles on the Company’s results, as well as an understanding of internal controls and procedures for financial reporting. Mr. Caldwell is also a member of the audit committee of a number of publicly traded companies.

Donald K. Charter: Mr. Charter is an experienced executive and corporate director. Mr. Charter has experience in a number of business sectors including mining, mineral exploration, oil & gas, real estate and financial services. With over 25 years of experience he brings to the Corporation strong knowledge of the business of mining, the capital markets, mergers and acquisitions and corporate governance. He has completed the Institute of Corporate Directors, Directors Education Program and is a member of the Institute. He is a graduate of McGill University where he obtained degrees in Economics and Law. He began his career in Toronto where he built a successful commercial and M&A legal practice becoming a partner in the firm. In 1995 he left the practice of law and joined the Dundee group of companies as an Executive Vice President with a number of responsibilities including the company’s capital market activities. In 1998 he became the inaugural Chairman and CEO of the Dundee Securities group of companies and oversaw its growth from a start up to a major independent financial services company. In 2006, Mr. Charter left this group of companies and has focused his attention as a corporate director primarily in the resource sector. Over his career he has sat on a number of boards and currently sits on the Board of Directors of Lundin Mining an international base metals company (Compensation Committee (Chair), Audit Committee), Dundee REIT a Canadian real estate investment trust, Great Plains Exploration a Canadian oil and gas exploration and production company (Audit Committee and Compensation Committee), Adrianne Resources a junior company with an iron ore project (Chairman of the Board) and Corsa Capital a junior company in coal (Audit Committee, Compensation Committee). In addition, Mr Charter devotes a portion of his time to his personal investment and consulting company 3C’s Corporation as President where he provides consulting services from time to time.

W. Robert Dengler: Mr. Dengler retired in 2005 after working for 41 years in the mining industry. Mr. Dengler was President and CEO of Dynatec Corporation, a company he founded in 1980. He holds a Bachelor of Science degree (1965) from Queen’s University and was awarded an Honorary Doctorate of Science from Queen’s University in 1988. Before founding Dynatec, Mr. Dengler was a partner and Vice-President & General Manager of J.S. Redpath Limited. He has authored several technical publications on shaft sinking and Long Round Development®. Mr. Dengler has been a director of IAMGOLD since 2005 and a director of Denison Mines since 2004.

Recently Mr. Dengler joined the Infrastructure Advisory Board for the Deep Underground Science and Engineering Laboratory (DUSEL Project) for the University of California at Berkley.

Guy G. Dufresne: Mr. Dufresne is an engineer from Ecole Polytechnique de Montréal and holds a master s degree of engineering (including computers) from the Massachusetts Institute of Technology and an MBA from the Harvard Business School. From 1992 to 2006, he was President and CEO of Québec Cartier Mining and led the turnaround of this iron ore company; for 25 years prior to 1992, he held progressive senior positions within the forest product industry including President and COO of Kruger. Since about 1980, Mr. Dufresne has been a member of the board of several public and private companies and he has worked on numerous committees; he is still a member of the board of RSA Canada, an insurance company. Over the years he has been Chairman of the board of Tembec, Cambior, Conseil du Patronat, Chamber of Marine Commerce, The Mining Association of Canada, The Québec Forest Product Association and L Institut Armand-Frappier (a pharmaceutical research center).

Mr. Dufresne has acquired through education and experience, an understanding of how to help companies to be cost competitive and profitable.

Peter C. Jones: Director since 2006

Director NiCo Mining Limited since August 2009; Chairman of Lakota Resources December 2008 – October 2009; Director of Royal Nickel Corp. since December 2008; Director Mizuho Corporate Bank (Canada) from December 2006; Director Century Aluminum Company since 2007; Director, President and Chief Operating Officer of Inco Ltd from April 2002 to November 2006; President Commissioner of PT Inco TBK from 1999 to 2006; Chairman Goro Nickel SAS from 2003 to February 2007; Member of the Board and Executive Committee, Mining Association of Canada from 1997 to 2006; and Member of the Board, Royal Ontario Museum from 2003 to 2006.

Mr Jones has over 40 years of experience in the metals and mining industries, including both underground and Open Pit mining, smelting and refining of multiple base and precious metals. Mr Jones has executive level experience including serving as President and COO of Inco Limited, President and CEO of Hudson Bay Mining and Smelting, and his current position as interim CEO of Iamgold, and brings extensive operational experience and perspective to the Board’s deliberations. Mr Jones also has extensive experience as a director of public companies and his time as Chairman of Iamgold Corporation’s and

Century’s Compensation Committees and as a member of various other audit, corporate governance , environmental, health and safety and other board committees adds substantial governance and compensation expertise to the Board. In addition as a dual-citizen of Canada and the United Kingdom and having lived and worked in a number of different countries, Mr Jones provides international diversity to the Board.

Mahendra Naik: Mr. Naik is a Chartered Accountant with mining and investment industry experience. He holds a Bachelor of Commerce degree from the University of Toronto. He practiced as a Chartered Accountant for nine years with a major Canadian accounting firm. Mr. Naik is one of the founding Directors of the Company and from 1990 to 1999 Mr. Naik was the Chief Financial Officer of the Company. Mr. Naik was involved in the negotiations of the Sadiola and Yatela mines joint ventures with Anglo American and over $550.0 million in debt and equity financings. As a Chartered Accountant, Mr. Naik has experience in preparing, auditing, analyzing and evaluating financial statements, understands internal controls and procedures for financial reporting and understands the accounting principles used by the Company to prepare its financial statements as well as the implications of said accounting principles on the Company’s results. He is also a Director and Audit Committee Chairman for Fortune Minerals Limited, TSX listed base-metals company and a Director of number of private companies.

John Shaw: Mr. Shaw brings to IAMGOLD technical and strategic expertise gained from over 40 years of development and operating experience in the mining industry internationally. He is a geological engineer (Queen’s) and until the time of his retirement (33 years in the Placer organization) was Vice President of Australian Operations of Placer Dome Asia Pacific and Managing Director of Kidston Gold Mines. He has also served as a director of a number of mining companies (gold, platinum and base metals) in Australasia, SE Asia and Africa. Presently he is a director of Discovery Metals Ltd and Quadra Australia Pty Ltd. Mr. Shaw has been a director of IAMGOLD since 2006.

APPENDIX “B”

IAMGOLD CORPORATION

BOARD OF DIRECTORS MANDATE

1.	Purpose

The primary function of the directors (individually a “Director” and collectively the “Board”) of IAMGOLD Corporation (the “Corporation”) is to supervise the management of the business and affairs of the Corporation. The Board has the responsibility to supervise the management of the Corporation which is responsible for the day-to-day conduct of the business of the Corporation. The fundamental objectives of the Board are to enhance and preserve long-term shareholder value and to ensure that the Corporation conducts business in an ethical and safe manner. In performing its functions, the Board should consider the legitimate interests that stakeholders, such as employees, customers and communities, may have in the Corporation. In carrying out its stewardship responsibility, the Board, through the Chief Executive Officer (the “CEO”), should set the standards of conduct for the Corporation.

2.	Procedure and Organization

The Board operates by delegating certain responsibilities and duties set out below to management or committees of the Board and by reserving certain responsibilities and duties for the Board. The Board retains the responsibility for managing its affairs, including selecting its chairman and constituting committees of the Board.

3.	Responsibilities and Duties

The principal responsibilities and duties of the Board fall into a number of categories which are summarized below.

(a)	Legal Requirements

(i)	The Board has the overall responsibility to ensure that applicable legal requirements are complied with and documents and records have been properly prepared, approved and maintained.

(ii)	The Board has the statutory responsibility to, among other things:

A.	manage, or supervise the management of, the business and affairs of the Corporation;

B.	act honestly and in good faith with a view to the best interests of the Corporation;

C.	exercise the care, diligence and skill that reasonably prudent people would exercise in comparable circumstances; and

D.

act in accordance with the obligations contained in the Canada Business Corporations Act (the “CBCA”), the regulations thereunder, the articles and by-laws of the Corporation, applicable securities laws and policies and other applicable legislation and regulations.

(iii)	The Board has the statutory responsibility for considering the following matters as a Board which in law may not be delegated to management or to a committee of the Board:

A.	any submission to the shareholders of any question or matter requiring the approval of the shareholders;

B.

the filling of a vacancy among the directors or in the office of auditor and the appointing or removing of any of the chief executive officer, the chairman of the Board or the president of the Corporation;

C.	the issue of securities except as authorized by the Board;

D.	the declaration of dividends;

E.	the purchase, redemption or any other form of acquisition of shares issued by the Corporation;

F.

the payment of a commission to any person in consideration of the person purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares except as authorized by the Board;

G.	the approval of a management proxy circular;

H.	the approval of a take-over bid circular, directors’ circular or issuer bid circular;

I.	the approval of an amalgamation of the Corporation;

J.	the approval of an amendment to the articles of the Corporation;

K.	the approval of annual financial statements of the Corporation; and

L.	the adoption, amendment or repeal of any by-law of the Corporation.

In addition to those matters which at law cannot be delegated, the Board must consider and approve all major decisions affecting the Corporation, including all material acquisitions and dispositions, material capital expenditures, material debt financings, issue of shares and granting of options.

(b)	Strategy Development

The Board has the responsibility to ensure that there are long-term goals and a strategic planning process in place for the Corporation and to participate with management directly or through committees in developing and approving the strategy by which the Corporation proposes to achieve these goals (taking into account, among other things, the opportunities and risks of the business of the Corporation).

(c)	Risk Management

The Board has the responsibility to safeguard the assets and business of the Corporation, identify and understand the principal risks of the business of the Corporation and to ensure that there are appropriate systems in place which effectively monitor and manage those risks with a view to the long-term viability of the Corporation.

(d)	Appointment, Training and Monitoring Senior Management

The Board has the responsibility to:

(i)	appoint the CEO, and together with the CEO, to develop a position description for the CEO;

(ii)

with the advice of the compensation committee of the Board (the “Compensation Committee”), develop corporate goals and objectives that the CEO is responsible for meeting and to monitor and assess the performance of the CEO in light of those corporate goals and objectives and to determine the compensation of the CEO;

(iii)	provide advice and counsel to the CEO in the execution of the duties of the CEO;

(iv)	develop, to the extent considered appropriate, position descriptions for the chairman of the Board and the chairman of each committee of the Board;

(v)	approve the appointment of all corporate officers;

(vi)	consider, and if considered appropriate, approve, upon the recommendation of the Compensation Committee and the CEO, the remuneration of all corporate officers;

(vii)	consider, and if considered appropriate, approve, upon the recommendation of the Compensation Committee, incentive-compensation plans and equity-based plans of the Corporation; and

(viii)	ensure that adequate provision has been made to train and develop management and members of the Board and for the orderly succession of management, including the CEO.

(e)	Ensuring Integrity of Management

The Board has the responsibility, to the extent considered appropriate, to satisfy itself as to the integrity of the CEO and other senior officers of the Corporation and to ensure that the CEO and such other senior officers are creating a culture of integrity throughout the Corporation.

(f)	Policies, Procedures and Compliance

The Board is responsible for the oversight and review of the following matters and may rely on management of the Corporation to the extent appropriate in connection with addressing such matters:

(i)	ensuring that the Corporation operates at all times within applicable laws and regulations and to appropriate ethical and moral standards;

(ii)	approving and monitoring compliance with significant policies and procedures by which the business of the Corporation is conducted;

(iii)	ensuring that the Corporation sets appropriate environmental standards for its operations and operates in material compliance with environmental laws and legislation;

(iv)	ensuring that the Corporation has a high regard for the health and safety of its employees in the workplace and has in place appropriate programs and policies relating thereto;

(v)

developing the approach of the Corporation to corporate governance, including to the extent appropriate developing a set of governance principals and guidelines that are specifically applicable to the Corporation; and

(vi)	examining the corporate governance practices within the Corporation and altering such practices when circumstances warrant.

(g)	Reporting and Communication

The Board is responsible for the oversight and review of the following matters and may rely on management of the Corporation to the extent appropriate in connection with addressing such matters:

(i)	ensuring that the Corporation has in place policies and programs to enable the Corporation to communicate effectively with management, shareholders, other stakeholders and the public generally;

(ii)	ensuring that the financial results of the Corporation are adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

(iii)	ensuring that the financial results are reported fairly and in accordance with applicable generally accepted accounting standards;

(iv)	ensuring the timely and accurate reporting of any developments that could have a significant and material impact on the value of the Corporation; and

(v)	reporting annually to the shareholders of the Corporation on the affairs of the Corporation for the preceding year.

(h)	Monitoring and Acting

The Board is responsible for the oversight and review of the following matters and may rely on management of the Corporation to the extent appropriate in connection with addressing such matters:

(i)	monitoring the Corporation’s progress in achieving its goals and objectives and revise and, through management, altering the direction of the Corporation in response to changing circumstances;

(ii)	considering taking action when performance falls short of the goals and objectives of the Corporation or when other special circumstances warrant;

(iii)	reviewing and approving material transactions involving the Corporation;

(iv)	ensuring that the Corporation has implemented adequate internal control and management information systems;

(v)	assessing the individual performance of each Director and the collective performance of the Board; and

(vi)	overseeing the size and composition of the Board as a whole to facilitate more effective decision-making by the Corporation.

4.	Board’s Expectations of Management

The Board expects each member of management to perform such duties, as may be reasonably assigned by the Board from time to time, faithfully, diligently, to the best of his or her ability and in the best interests of the Corporation. Each member of management is expected to devote substantially all of his or her business time and efforts to the performance of such duties. Management is expected to act in compliance with and to ensure that the Corporation is in compliance with all laws, rules and regulations applicable to the Corporation.

5.	Responsibilities and Expectations of Directors

The responsibilities and expectations of each Director are as follows:

(a)	Commitment and Attendance

All Directors should make every effort to attend all meetings of the Board and meetings of committees of which they are members. Members may attend by telephone.

(b)	Participation in Meetings

Each Director should be sufficiently familiar with the business of the Corporation, including its financial position and capital structure and the risks and competition it faces, to actively and effectively participate in the deliberations of the Board and of each committee on which the director is a member. Upon request, management should make appropriate personnel available to answer any questions a Director may have about any aspect of the business of the Corporation. Directors should also review the materials provided by management and the Corporation’s advisors in advance of meetings of the Board and committees and should arrive prepared to discuss the matters presented.

(c)	Code of Business Conduct and Ethics

The Corporation has adopted a Code of Business Conduct and Ethics to deal with the business conduct of Directors and officers of the Corporation. Directors should be familiar with the provisions of the Code of Business Conduct and Ethics.

(d)	Other Directorships

The Corporation values the experience Directors bring from other boards on which they serve, but recognizes that those boards may also present demands on a Director’s time and availability, and may also present conflicts issues. Directors should consider advising the chairman of the Corporate Governance Committee before accepting any new membership on other boards of directors or any other affiliation with other businesses or governmental bodies which involve a significant commitment by the Director.

(e)	Contact with Management

All Directors may contact the CEO at any time to discuss any aspect of the business of the Corporation. Directors also have complete access to other members of management. The Board expects that there will be frequent opportunities for Directors to meet with the CEO and other members of management in Board and committee meetings and in other formal or informal settings.

(f)	Confidentiality

The proceedings and deliberations of the Board and its committees are, and shall remain, confidential. Each Director should maintain the confidentiality of information received in connection with his or her services as a director of the Corporation.

(g)	Evaluating Board Performance

The Board, in conjunction with the Corporate Governance Committee, and each of the committees of the Board should conduct a self-evaluation at least annually to assess their effectiveness. In addition, the Corporate Governance Committee should periodically consider the mix of skills and experience that Directors bring to the Board and assess, on an ongoing basis, whether the Board has the necessary composition to perform its oversight function effectively.

6.	Qualifications and Directors’ Orientation

Directors should have the highest personal and professional ethics and values and be committed to advancing the interests of the Corporation. They should possess skills and competencies in areas that are relevant to the business of the Corporation. The CEO is responsible for the provision of an orientation and education program for new Directors.

7.	Meetings

The Board should meet on at least a quarterly basis and should hold additional meetings as required or appropriate to consider other matters. In addition, the Board should meet as it considers appropriate to consider strategic planning for the Corporation. Financial and other appropriate information should be made available to the Directors in advance of Board meetings. Attendance at each meeting of the Board should be recorded.

Management may be asked to participate in any meeting of the Board. The Board should meet separately from management as considered appropriate to ensure that the Board functions independently of management. The independent Directors should meet with no members of management present as considered appropriate.

8.	Committees

The Board has established an Audit and Finance Committee, a HRCC, an EHSC and a NCGC to assist the Board in discharging its responsibilities. Special committees of the Board may be established from time to time to assist the Board in connection with specific matters. The chairman of each committee should report to the Board following meetings of the committee. The charter of each standing committee should be reviewed annually by the Board.

9.	Evaluation

Each Director will be subject to an annual evaluation of his or her individual performance. The collective performance of the Board and of each committee of the Board will also be subject to annual review. Directors should be encouraged to exercise their duties and responsibilities in a manner that is consistent with this mandate and with the best interests of the Corporation and its shareholders generally.

10.	Resources

The Board has the authority to retain independent legal, accounting and other consultants. The Board may request any officer or employee of the Corporation or outside counsel or the external/internal auditors to attend a meeting of the Board or to meet with any member of, or consultant to, the Board.

Directors are permitted to engage an outside legal or other adviser at the expense of the Corporation where for example he or she is placed in a conflict position through activities of the Corporation, but any such engagement shall be subject to the prior approval of the Corporate Governance Committee.

Please direct all inquiries to:

Questions and Further Assistance

If you have any questions about the information contained in this document or require assistance in completing your proxy form, please contact our proxy solicitation agent at:

100 University Avenue

11th Floor, South Tower

Toronto, Ontario

M5J 2Y1

North American Toll Free Number: 1-866-598-0048

Email: askus@georgeson.com